

Public Accounts

Volume 1

Consolidated Financial Statements

for the fiscal year ended
31 March 2021



Printed by Authority of the Legislature
Fredericton, N.B.



Public Accounts

Volume 1

Consolidated Financial Statements

for the fiscal year ended
31 March 2021



Printed by Authority of the Legislature
Fredericton, N.B.

ISSN: 0382-1277
ISBN print: 978-1-4605-2910-2
ISBN PDF: 978-1-4605-2911-9

To Her Honour,

The Honourable Brenda Murphy
Lieutenant-Governor of the Province of New Brunswick

The undersigned has the honour to submit the Public Accounts of the Province of New Brunswick for the fiscal year ended 31 March 2021.

I am, Your Honour,



Ernie L. Steeves
Minister of Finance and Treasury Board

Fredericton, New Brunswick
September 2021

The Honourable Ernie L. Steeves
Minister of Finance and Treasury Board

Sir:

The undersigned has the honour to present to you the Public Accounts of the Province of New Brunswick for the fiscal year ended 31 March 2021.

Respectfully submitted,

Paul Martin, FCPA, FCA
Comptroller

Fredericton, New Brunswick
September 2021

TABLE OF CONTENTS

Audited Consolidated Financial Statements

INTRODUCTION
VOLUME I

The Public Accounts of the Province of New Brunswick are presented in two volumes.

This volume contains the audited consolidated financial statements of the Provincial Reporting Entity as described in Note 1 to the Consolidated Financial Statements. They include a Consolidated Statement of Financial Position, a Consolidated Statement of Operations, a Consolidated Statement of Cash Flow, a Consolidated Statement of Change in Net Debt and a Consolidated Statement of Change in Accumulated Deficit. This volume also contains the Statement of Responsibility, the Financial Statement Discussion and Analysis, and the Independent Auditor's Report.

Volume II contains unaudited supplementary information to the consolidated financial statements presented in Volume I. It presents summary statements for revenue and expenditure as well as five-year comparative statements. This volume also contains detailed information on Supplementary Appropriations, Funded Debt, statements of the General Sinking Fund and revenue and expenditure by budgetary account for each government department.

In addition, the Province includes the following lists on the Finance and Treasury B oard web site at www.gnb.ca/publicaccounts:

- Salary information of government employees and employees of certain government organizations in excess of $80,000 for the calendar year. Salary information is for the calendar year. When an employee transfers to another government department during the year, the employee's full salary amount is reported under the department where the employee worked at 31 December. When an employee transfers from a government department to a government organization during the year, or vice versa, the amount paid to the employee by each organization is reported under the respective department or organization.

- Retirement allowances or severance payments to government employees and employees of certain government organizations in excess of $15,000 for the calendar year.

- Travel and other employee expenses in excess of $15,000 paid during the fiscal year to government employees, seperated by department.

- Payments attributed to medical practitioners in excess of $80,000 for the fiscal year.

- Payments made to suppliers during the fiscal year in excess of $25,000 seperated by department as well as a combined listing including payments made by all departments and some government organizations.

- Grant payments made during the fiscal year in excess of $25,000 separated by department as well as a combined listing including payments made by all departments and some government organizations.

- Payments made through purchase cards during the fiscal year to suppliers in excess of $25,000 separated by department as well as a combined listing including payments made by all departments and some government organizations.

- Loans disbursed to recipients during the year in excess of $25,000 seperated by department.



STATEMENT OF RESPONSIBILITY

The consolidated financial statements of the Province of New Brunswick are prepared each year by the Comptroller as required under section 14 of the *Financial Administration Act*. The Financial Statement Discussion and Analysis is prepared by the Department of Finance and Treasury Board. The consolidated financial statements include a Consolidated Statement of Financial Position, a Consolidated Statement of Operations, a Consolidated Statement of Cash Flow, a Consolidated Statement of Change in Net Debt and a Consolidated Statement of Change in Accumulated Deficit.

Financial statement integrity and objectivity are the responsibility of the Province. To help fulfil this responsibility, systems of internal control have been established to provide reasonable assurance that transactions are properly authorized, executed and reported. The statements are prepared in accordance with the accounting policies described in Note 1 to the Consolidated Financial Statements.

On behalf of the Province:

Ernie L. Steeves
Minister of Finance and Treasury Board

September 2021

Highlights of New Brunswick's Financial Results

March 31, 2021



$408.5 Million
Surplus



$13.5 Billion
Net Debt



$10.3 Billion
Revenue



$9.9 Billion
Expenses

What were the key areas of spending?

$3.3 Billion
Health

The operation of hospitals, medical facilities, clinics, Medicare, pharmaceutical services and Ambulance NB.

$2.1 Billion
Education and Training

The operation of schools, community colleges, contributions to higher education, and early childhood development programs.

$1.4 Billion
Social Development

Nursing home operations, support services for children and persons with disabilities, as well as housing and income security programs.

Where did most revenues come from?

$4.8 Billion
Taxes

Primarily from personal income tax, Harmonized Sales Tax, provincial real property tax and corporate income tax.

$2.2 Billion
Fiscal Equalization

Federal transfers addressing fiscal disparities between New Brunswick and other provinces.

$1.9 Billion
Other Federal Transfers

Primarily from the Canada Health Transfer and the Canada Social Transfer and including one-time COVID-19 related funding.

COVID-19 pandemic response measures:

- Border security and enforcement
- Testing and contact tracing
- Support for safe return to class
- Provincial and local closures
- Delivery of vaccinations
- Support to municipalities
- Protection of vulnerable populations
- Supply of personal protective equipment

New Brunswick's Financial Statement Discussion and Analysis

Summary Financial Information

The tables below provide a summary of key financial results for the Province, for the fiscal years ending March 31, 2020 and March 31, 2021.

Consolidated Statement of Financial Position				
		(millions)		
		2021		**2020**
Financial Assets	$	11,192.6	$	10,771.3
Liabilities		(24,644.7)		(24,693.3)
Net Debt		**(13,452.1)**		**(13,922.0)**
Net Tangible Capital Assets		9,072.5		9,132.9
Other Non-Financial Assets		242.9		206.8
Total Non-Financial Assets		**9,315.4**		**9,339.7**
Accumulated Deficit	$	**(4,136.7)**	$	**(4,582.3)**

Consolidated Statement of Operations				
		(millions)		
		2021		**2020**
Provincial Source Revenue	$	6,189.1	$	6,255.1
Federal Source Revenue		4,129.1		3,636.8
Total Revenue		**10,318.2**		**9,891.9**
Expenses		9,909.7		9,843.2
Surplus	$	**408.5**	$	**48.7**

Consolidated Statement of Changes in Net Debt				
		(millions)		
		2021		**2020**
Opening Balance	$	(13,922.0)	$	(13,958.8)
Decrease in Net Debt from Operations		469.9		36.8
Ending Net Debt	$	**(13,452.1)**	$	**(13,922.0)**

What you need to know about New Brunswick's Financial Results

Annual Surplus (Deficit)

Definition

A surplus or a deficit is the gap between revenues and expenses during the year. If expenses are higher than revenues, the Province has a deficit. In contrast, if revenues exceed expenses, the Province has a surplus.

Results

Exhibit 1 shows the Province's actual annual surplus (deficit) compared to budget, for the past decade. This year, the Province had a surplus of $409 million, which is the fourth consecutive annual surplus. This means the Province was able to pay for its current services out of the total revenue obtained this year. It also provided an opportunity to reduce net debt.

The Province's quick and decisive actions in response to the pandemic limited the impact that COVID-19 had on its financial results. Increased costs of health and safety spending to protect and support New Brunswick through the pandemic were offset by operational savings realized during closures and by increases in COVID-19 related transfers from the federal government. As a result, the annual surplus is higher than budgeted.

The overall trend shows that the size of the annual deficit began steadily decreasing in fiscal 2015, with annual surpluses being realized since 2018.



Exhibit 1: Annual Surplus (Deficit) Compared to Budget - 10 Year Trend

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Budget	(449)	(183)	(479)	(391)	(327)	(246)	(192)	(189)	23	92
Actual	(244)	(533)	(600)	(361)	(260)	(117)	67	73	49	409



Did you know?

This is the fourth year in a row where the Province had a surplus.

Net Debt

Definition

Net Debt is the difference between liabilities and financial assets and indicates how much future revenue is needed to pay for past services and non-financial asset purchases.

Results

Exhibit 2 shows the fiscal year-end balance of the Province's Net Debt (as restated) for the past decade. The Province had a Net Debt of $13.5 billion this year, which is approximately one third higher than it was a decade ago. This is in part attributable to significant changes in accounting policies, which resulted in the recognition of additional liabilities that were not included in the calculation of Net Debt at the beginning of the period.

The overall trend in Exhibit 2 indicates the Province's Net Debt has been relatively stable since 2015, when nursing homes were first included in the provincial reporting entity and an accounting policy change related to pensions was implemented.



Exhibit 2: Net Debt - 10 Year Trend



Did you know?

The Province's net debt has been increasing for much of the past decade. However, the trend has stabilized and reversed with decreases the past two years, with net debt now at its lowest point since 2015.

How did it change during the year?

There are four factors that can impact Net Debt. The way these factors change during the year will determine if Net Debt will increase (⬆) or decrease (⬇). These factors are:

1. Annual surplus/(deficit);
2. Capital asset purchases (i.e. roads, buildings, equipment, etc.);
3. Capital asset amortization; and
4. Other (i.e. other comprehensive gain/(loss), gain/(loss) on disposal of capital assets, change in inventories, etc.)

Exhibit 3 provides details of the changes in each factor this year. The decrease to Net Debt during the year is largely attributable to the annual surplus. The net investment in infrastructure, represented by the sum of the capital asset purchases and capital asset amortizations, was neutral this year.

Exhibit 3: Factors Impacting Net Debt - Fiscal 2021		
Factors	**Amount ($ millions)**	**Impact on Net Debt**
Annual Surplus	409	⬇
Capital Asset - Purchases	(501)	⬆
Capital Asset - Amortizations	515	⬇
Other	47	⬇
Decrease to Net Debt this year	**470**	⬇



What are capital asset purchases?

Capital asset purchases were the largest factor increasing Net Debt in Exhibit 3. These include acquired, built, developed, and improved tangible assets, whose useful life extends beyond the fiscal year and which are intended to be used on an ongoing basis for the supply of goods or delivering services. During the year, significant investments were made to roads and bridges, including the Coles Island Bridges, Route 8 Anderson Bridge, Centennial Bridge, Petitcodiac River Bridge, Fundy Trail Connector Roadways, Route 11 twinning projects, and to buildings, including one new school and two schools that are under construction. See Note 11 of the consolidated financial statements for more details on tangible capital assets.

What are capital asset amortizations?



Capital asset amortizations are the biggest factor decreasing Net Debt in Exhibit 3. These represent a systematic process of allocating an amount to the Province's expenses over the expected remaining economic life of the capital asset.

Expenses

Definition

An expense is an amount spent by the Province to deliver services and programs, such as health care and education.

Results

Exhibit 4 shows the Province's annual actual expenses compared to budget, for the past decade. The Province's total expense this year was $9.9 billion, which, while an increase over prior year, was below budget.

The overall trend indicates the Province's expenses have been increasing over the past decade. This represents the Province's ongoing investment in priority areas, like education, health care and sustainable communities. The COVID-19 spending to protect and support citizens and businesses through the pandemic was offset by operational savings realized due to closures and delays in program rollouts.



Exhibit 4: Total Expense Compared to Budget - 10 Year Trend

Billions ($)

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Actual	8.1	8.3	8.4	8.8	8.7	9.0	9.3	9.6	9.8	9.9
Budget	8.1	8.2	8.5	8.4	8.6	9.0	9.4	9.6	9.8	10.2

How does this year's total expense compare?

Exhibit 5 shows a breakdown of the total expense by function for the year compared to budget and prior year. Explanations for significant differences from budget and changes from prior year are provided after the exhibit.



Exhibit 5: Expenses by Function - Comparison to Budget and Prior Year

* The breakdown of the 2021 actuals for the "other" function is as follows: $716 million in Transportation and Infrastructure, $280 million in Economic Development, $353 million in Protection Services, $196 million in Resources and $137 million in Labour and Employment.

Health

Difference from budget

⬇ **$15 million (-0.5%)**

The difference is due mainly to lower than budgeted expenses in:

- Hospitals and other health related services as a result of COVID-19, including out-of-province and physician services; and

- Amortization expense due to lower than planned investments in capital infrastructure as a result of COVID-19.

These decreases were mostly offset by additional expenses related to the response to the COVID-19 pandemic for assessment centers, testing, contact tracing and laboratory costs, personal protective equipment and capital equipment.

Change from prior year

⬆ **$93 million (2.9%)**

The increase is due mainly to additional expenses:

- Related to the response to the COVID-19 pandemic for assessment centers, testing, contact tracing and laboratory costs, personal protective equipment; and

- In the Regional Health Authorities due to wages and inflation.

Education and Training

Difference from budget

⬇ **$59 million (-2.7%)**

The difference is due mainly to lower than budgeted expenses in:

- Student Financial Services as a result of increased federal funding to students and lower interest costs; and

- School raised funds due to the pandemic and spring school closures.

These decreases were partially offset by additional:

- Expenses related to the response to COVID-19 for the K-12 school system including transportation, staffing, and infrastructure related costs; and

- Childcare support costs for staffing and stabilization of daycares in order to meet health protocols under COVID-19.

Change from prior year

⬇ **$21 million (-1.0%)**

The decrease is due mainly to lower expenses in Student Financial Services as a result of increased federal funding to students and lower interest costs.

Social Development

Difference from budget

⬇ **$17 million (-1.2%)**

The difference is due mainly to a reduction in caseload for Social Assistance in the Income Security Program due to COVID-19.

This decrease is partially offset by additional COVID-19 related expenses as a result of the Safe Restart Agreement to support vulnerable populations.

Change from prior year

⬇ **$9 million (-0.6%)**

The decrease is due mainly to a reduction in caseload for Social Assistance in the Income Security Program, due to COVID-19.

Central Government

Difference from budget

⬇ **$163 million (-16.8%)**

The difference is due mainly to lower than budgeted expenses in:

- The Supplementary Funding Provision Program;
- The Injured Workers liability accrual and pension expense, due to higher than expected actuarial gains; and
- The Investment in Climate Change Initiatives program due to slower than expected progress on some projects and the capitalization of certain infrastructure related project costs.

Change from prior year

⬆ **$64 million (8.6%)**

The increase is due mainly to:

- Increased funding for Local Governments under the Safe Restart Agreement;
- The Provincial General Election held 14 September 2020; and
- The Enterprise Resource Planning project entering the implementation phase.

Service of the Public Debt

Difference from budget

⬆ **$16 million (2.5%)**

The difference is due mainly to:

- Lower than budgeted interest earned on short term investments; and
- Higher than expected borrowing requirements due to the COVID-19 pandemic.

Change from prior year

⬆ **$4 million (0.6%)**

The increase is due mainly to reductions to interest earned on short term investments more than offsetting lower long-term interest expense, resulting in a small year over year increase.

Other Expenses

(Includes: Transportation and Infrastructure, Economic Development, Protection Services, Resources and Labour and Employment)

Difference from budget

⬇ **38 million (-2.2%)**

The difference is due mainly to lower than expected expenses as a result of COVID-19 in:

- Regional Development Corporation from projects not proceeding as quickly as anticipated;
- Opportunities New Brunswick's Financial Assistance program from decreased client claims and project activity; and
- Transportation and Infrastructure due to the ability to capitalize more of the work as tangible capital assets than originally anticipated.

This decrease is partially offset by:

- Higher than expected expenses in Protection Services related to the response to the pandemic in areas such as staffing and support for border security and enforcement and overall COVID-19 operations;
- The procurement and management of personal protective equipment by the Emergency Measures Organization; and
- Increased aircraft costs related to the Spruce Budworm prevention program.

Change from prior year

⬇ **$63 million (-3.6%)**

The decrease is due mainly to:

- Lower development initiatives expenses in Regional Development Corporation as a result of COVID-19;
- Lower Financial Assistance program expenses within Opportunities New Brunswick resulting from COVID-19 impacts on client hiring and project plans;
- A one-time revaluation of tangible capital assets in Provincial Holdings Ltd. in the prior year; and
- The one-time NB Workers Emergency Income Benefit program under Labour and Employment in the prior year.

This decrease is partially offset by additional:

- Expenses in Protection Services related to the response to COVID-19 in areas such as border security and enforcement; adult institutional services, and Emergency Measures Organization;
- Expenses for fire suppression activities and treatment of Spruce budworm; and
- Amortization expense due to higher investments in capital infrastructure in recent years.

What were the key areas of spending this year?

Roughly two thirds of the Province's expenses went toward the areas of Health, Education and Training and Social Development. The expenses in these areas include:

- the provision of health care through twenty-three hospitals across two Regional Health Authorities, and services of more than 2,100 medical practitioners through the Medicare program;

- prescription drug benefits to eligible residents of New Brunswick;

- ambulance services including land, air and dispatch;

- the operation of 294 schools providing education to more than 97,000 students across the province;

- programs to provide families with affordable access to daycare delivering quality early education services;

- financial assistance to students, colleges and universities to make post-secondary education more accessible and affordable;

- the operation of over 60 not-for-profit nursing homes providing care to more than 4,100 residents;

- programs to protect the Province's most vulnerable, including children and young people, persons with disabilities and seniors; and

- income security and housing programs to assist individuals and families to meet basic needs of food, clothing and shelter.

Exhibit 6 illustrates the percentage allocation of the Province's $9.9 billion expense for the year to each function. There was no significant change in the year-over-year allocation of expense by function



Exhibit 6: This Year's Total Expense by Function

- Labour and Employment, 1%
- Resources, 2%
- Protection Services, 4%
- Economic Development, 3%
- Transportation and Infrastructure, 7%
- Health, 33%
- Service of the Public Debt, 7%
- Central Government, 8%
- Social Development, 14%
- Education and Training, 21%



Did you know?

Spending in the areas of Health, Education and Training and Social Development represent roughly 2/3 of the Province's total expenses.

Service of the Public Debt

Definition

Interest and other debt service charges are reported in the Consolidated Statement of Operations as service of the public debt. This cost is impacted by factors outside the direct control of the Province, such as credit ratings, interest rates, financial markets and currency fluctuations. Not included in this amount are government business enterprise financing charges and interest costs on:

- net pension liability
- student loans
- CMHC debentures and nursing home debt

Additional information on the allocation of the items not included in the service of the public debt is available in Note 1 of the consolidated financial statements.

Results

Exhibit 7 shows the annual cost of service of the public debt for the past decade. This year $647 million was spent on these costs.

While the Province's Net Debt has increased by 34% over the ten-year period, the service of the public debt expense has decreased by 2% over the same period. This is attributable to a low interest rate environment and increased short-term interest earnings, as well as recent improvements in financial results.



Exhibit 7: Service of the Public Debt - 10 Year Trend

Revenue

Total Revenue

Definition

A revenue is an amount received or receivable by the Province to deliver services and programs from sources such as taxes, fees and transfers from the federal government.

Results

Exhibit 8 shows the amount of annual revenue earned by the Province from provincial and federal sources, over the past decade. The Province's total revenue this year was $10.3 billion. This is an increase of $426 million over prior year and is partly attributable to COVID-19 related transfers from the federal government.

Approximately 60 percent of the Province's annual revenue is from provincial sources. The remainder comes from the federal government. This means the Province relies primarily on generating its own revenue, such as through taxes and fees, to pay for the services it delivers to its residents.

The overall trend shows that the Province's total revenue has been increasing over the past decade.



Exhibit 8: Total Revenue by Source - 10 Year Trend



Why did it change from the prior year?

The overall year-over-year change in total revenue is predominantly attributable to COVID-19 related funding from the federal government for the Safe Restart Agreement, the Safe Return to Class Fund and Essential Workers Support as well as increased equalization payments. Tax revenue was adversely impacted during the pandemic.

Provincial Source Revenue

Definition

Provincial source revenue is revenue generated by the Province primarily through taxes and fees. The Province has more control over this source of revenue, for example, it establishes tax rates, fees and other charges, however, it is vulnerable to certain factors, such as:

- Health of the economy

- Changes in the collected or estimated revenue by the federal government, such as income tax and harmonized sales tax

- Revenue of government business enterprises, which can fluctuate significantly due to the price, volume, accounting changes, weather, etc. (i.e. New Brunswick Power Corporation and New Brunswick Liquor Corporation)

Results

Exhibit 9 shows the annual provincial source revenue compared to budget, for the past decade. The revenue from provincial sources this year was $6.2 billion. This represents a $66 million decrease from the prior year and is $253 million lower than budgeted, largely related to the impacts of COVID-19.

The overall trend shows that revenues have been relatively stable over the past four years and have increased by $1.3 billion since the beginning of the ten-year period.



Exhibit 9: Provincial Source Revenue - 10 Year Trend

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Actual	4.9	4.8	4.9	5.4	5.4	5.8	6.1	6.3	6.3	6.2
Budget	4.8	5.0	5.1	5.1	5.4	5.7	6.0	6.0	6.3	6.4

How does this year's provincial source revenue compare?

Exhibit 10 shows a breakdown of the provincial source revenue for the year compared to budget and prior year. Explanations for significant differences from budget and changes from prior year are provided after the exhibit.

Most of the provincial source revenue came from taxes. Taxes include personal income tax, harmonized sales tax (HST), property taxes, corporate income tax, gasoline and motive fuels tax as well as other smaller tax sources. As a result, changes in tax rates and fiscal policy can have a substantial impact on the total revenue obtained by the Province.

The second largest provincial source revenue is called "other provincial revenue". This includes revenue from the sale of goods and services, lotteries and gaming, investment income, fines and penalties.



Exhibit 10: Provincial Source Revenue - Comparison to Budget and Prior Year

* The breakdown of the 2021 actuals for the "other" revenue source is as follows: $203 million in Sinking Fund Earnings, $167 million in Licenses and Permits and $70 million in Royalties.

Taxes

Difference from budget

⬇ **$131 million (-2.7%)**

The difference is due mainly to lower:

- Harmonized Sales Tax (HST) reflecting a reduction of the national revenue pool by the federal government on which payments are based; and

- Personal income tax as a result of lower projected taxable income for the 2020 and 2021 taxation years, due to economic impacts of COVID-19.

Change from prior year

$0 million (0%)

The change from prior year was nominal as reductions to personal income tax and HST related to COVID-19, combined with a decrease in gas and motive fuels tax related to a rate reduction and lower consumption resulting from the pandemic, were partially offset by the introduction of the New Brunswick Carbon Emitting Products Tax.

Other Provincial Revenue

Difference from budget

⬇ **$97 million (-11.5%)**

The difference is due mainly to lower than budgeted:

- Lottery and gaming revenue as a result of temporarily suspending video lottery terminal and casino operations;

- Revenue from the Regional Health Authorities reflecting fewer non-New Brunswick residents accessing health services;

- Revenues in school raised funds as a result of the pandemic;

- Revenues from nursing homes; and

- Interest on student loans resulting from a six-month moratorium on student loan payments and a decrease in the interest rate.

Change from prior year

⬇ **$82 million (-9.9%)**

The same factors explaining the decrease from budget apply to the decrease in actual results from prior year.

Government Business Enterprises

Difference from budget

⬇ **$17 million (-7.8%)**

The difference is due mainly to:

- Lower net income for the New Brunswick Power Corporation (NB Power) attributable to the cost of replacement power to serve the Point Lepreau Nuclear Generating Station outages as well as the financial impact of a strategic customer support program in response to the pandemic.

This is partially offset by:

- Higher net income from the New Brunswick Liquor Corporation driven by the impact of the pandemic.

Change from prior year

⬆ **$44 million (27.8%)**

The increase is due mainly to:

- Higher net income from the New Brunswick Liquor Corporation driven by the impact of the pandemic; and

- Improved results for NB Power reflecting a gain on nuclear fund investments due to changes in market conditions.

Other Revenue

(Includes: Sinking Fund Earnings, Licenses and Permits and Royalties)

Difference from budget

⬇ **$8 million (-1.8%)**

The difference is due mainly to lower than anticipated interest rate returns on the sinking fund.

Change from prior year

⬇ **$28 million (-6.0%)**

The decrease is due mainly to a one-time gain from restructuring in 2020 resulting from a change in the *Credit Unions Act*.

Federal Source Revenue

Definition

Federal source revenue is funding transferred from the Government of Canada. The Province has limited to no control over the amount received, as it is the federal government that decides the amount provided.

Various factors can impact the amount of federal source revenue obtained in a given year, such as:

- Federal fiscal policy
- The annual estimate process that guides federal payments under the Equalization Program, the Canada Health Transfer, and the Canada Social Transfer
- New sources of funding
- Time-limited nature of funding
- Conditions specified in transfer agreements

Results

Exhibit 11 shows how much the Province received in federal source revenue annually, compared to budget, for the past ten years. The Province's federal source revenue this year was $4.1 billion.

This is a $492 million increase over prior year and is $293 million higher than budgeted. The overall trend indicates the federal source revenue has been slowly increasing over the past decade with a significant increase in 2021 related to pandemic relief programs.



Exhibit 11: Federal Source Revenue - 10 Year Trend

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Actual	2.9	3.0	2.9	3.0	3.0	3.1	3.2	3.4	3.6	4.1
Budget	2.8	3.0	2.9	2.9	3.0	3.1	3.2	3.4	3.6	3.8



Did you know?

Through the Canada Health Transfer and Canada Social Transfer, the Province receives federal funding to support policy areas such as health care, post-secondary education, social assistance and social services, early childhood development and childcare.

How does this year's federal source revenue compare?

Exhibit 12 provides a breakdown of the federal source revenue for the year, compared to budget and prior year. Explanations for significant differences from budget and changes from prior year are provided after the exhibit.

Over half of this year's federal source revenue came from fiscal equalization payments. Fiscal equalization is a federal transfer program for addressing fiscal disparities among provinces. The goal of this transfer is to allow each province to provide reasonably comparable services to its residents at reasonably comparable levels of taxation.

Two other major federal transfers are the Canada Health Transfer and the Canada Social Transfer. The Canada Health Transfer is a federal transfer to allow provinces to provide universal, comprehensive and accessible health care to its residents. The Canada Social Transfer supports post-secondary education, social assistance and social services, and early childhood development and early learning and childcare. Transfers under these programs are calculated on a per capita basis to provide equal support to all Canadians.



Exhibit 12: Federal Source Revenue - Comparison to Budget and Prior Year

* The breakdown of the 2021 actuals for the "other" revenue source is as follows: $219 million for Safe Restart Agreement, $94 million for Labour Market Development, $63 million for Building Canada Fund, $42 million for Essential Worker Support, $40 million for Safe Return to Class Agreement, $32 million for CMHC Recoveries, $30 million for Disaster Financial Assistance and $230 million for various other purposes.

Fiscal Equalization

Difference from budget

$0 million (0%)

Actuals agree to budget.

Change from prior year

⬆ **$187 million (9.2%)**

The increase is due to the widening of fiscal disparities between New Brunswick and other provinces.

Canada Health Transfer

Difference from budget

$0 million (0%)

Actuals agree to budget.

Change from prior year

⬆ **$15 million (1.8%)**

The increase is due to legislated growth in the amount of the transfer.

Canada Social Transfer

Difference from budget

$0 million (0%)

Actuals agree to budget.

Change from prior year

⬆ **$7 million (2.3%)**

The increase is due to legislated growth in the amount of the transfer.

Other Transfers

Difference from budget

⬆ **$293 million (64.1%)**

The difference is mainly due to unbudgeted pandemic related federal funding for the Safe Restart Agreement, the Safe Return to Class Fund and Essential Workers Support.

Change from prior year

⬆ **$283 million (60.6%)**

The same factors explaining the increase from budget apply to the increase from prior year.

What you need to know about New Brunswick's Financial Health Indicators

What are financial health indicators?

The Province's fiscal management can be gauged through an assessment of its financial health in the context of the overall economic and financial environment. Financial health indicators are a way to evaluate management and improve transparency. In this report, the assessment is done by considering if the Province is:

- Sustainable
- Flexible
- Vulnerable

More information on each indicator, including a definition, can be found in the following sections.

How are financial health indicators calculated?

A ratio is a calculation used to show a relationship or compare two or more numbers. Various ratios are considered in this analysis to evaluate the degree to which the financial health indicators above are being met.

The data used in the calculation of each ratio is based on the data available at the time of publishing. It uses information from the audited Consolidated Financial Statements included in this report, as well as other standard socio-economic indicators such as nominal Gross Domestic Product (GDP) data from Statistics Canada. GDP is a measure of the market value or price of the goods and services produced during the year, indicating the size of the provincial economy.

Data from previous years may be restated to follow any changes in accounting policy or presentation implemented during the year and to reflect updated data for socio-economic factors.

What risks can impact the calculations?

The Province is exposed to certain risks that are beyond its control, which could have a significant influence on the calculations for each indicator. These include, but are not limited to:

- Changes to federal transfers or programs
- Emergencies such as floods, forest fires and pandemics
- Changes to the global economic conditions such as energy prices, commodity prices, investment valuation and inflation
- Changes to the international financial conditions that impact interest rates, currency fluctuations or availability of credit
- Developments affecting agencies, such as NB Power, that are included in the Province's consolidated financial statements
- Changes in public sector accounting standards

Sustainability

Definition

Sustainability is the degree to which the Province can maintain its current level of spending and meet its existing debt obligations, without having to increase taxes or total debt.

The ratios used to measure sustainability are the following:

- Net debt per capita
- Net debt as a percentage of gross domestic product



Why is sustainability important?

If the Province is not sustainable, it will require future revenue to pay for current expenses. This could lead to raising taxes and/or reducing services to residents.

Net Debt per Capita

Definition

Net debt per capita is calculated by dividing Net Debt by the population of the Province. It represents the net debt attributable to each New Brunswick resident. A decrease in net debt per capita suggests the debt burden per resident has improved, while an increase indicates the debt burden has grown.

Results

Exhibit 13 shows the net debt per capita for the past decade. The net debt per capita this year is $17,200, which is a decrease from prior year and the lowest level since 2014. This indicates a year-over-year improvement in the Province's sustainability.

The overall trend indicates that the net debt per capita has been relatively stable since 2015, when nursing homes were first included in the provincial reporting entity and a change in accounting policy related to pensions was implemented. A focus on responsible fiscal management has resulted in the net debt per capita falling for the third year in a row.

While the province's population has grown from 755,705 to 781,476 during the period, the rise in the net debt per capita indicates that the growth in population has been proportionately lower than the increase in net debt over this time.



Exhibit 13: Net Debt per Capita - 10 Year Trend

* Amounts were rounded to the nearest $100.

Net Debt as a Percentage of GDP

Definition

The net debt as a percentage of gross domestic product is calculated by dividing Net Debt by the nominal GDP. It shows the relationship between net debt and the economy. If the ratio is declining, the economy is growing faster than net debt, which is an indication of improved sustainability. Conversely, an increasing ratio indicates that net debt is increasing faster than growth in the economy and implies a decline in sustainability.

Results

Net debt as a percentage of GDP for the last ten years is shown in Exhibit 14. The current year ratio of 36.0% is an improvement from prior year. This indicates that the Province is more sustainable this year.

The overall trend shows an increase in net debt as a percentage of GDP over the past decade. The ratio trended upwards due to weakened economic circumstances, operating deficits, capital spending and other factors. The inclusion of nursing homes and changes related to pension plan accounting policies had a major impact on the ratio beginning in 2015. However, since 2016 the ratio has fallen annually, reflecting improved fiscal results for the Province and growth in the economy, improving sustainability.



Exhibit 14: Net Debt as a Percentage of GDP – 10 Year Trend



Did you know?

The Province's fiscal sustainability has improved over the past year, despite the COVID-19 pandemic.

Flexibility

Definition

Flexibility is the degree to which the Province can react to unexpected or increasing expenses, either by increasing its debt or raising taxes. Assessing flexibility provides insight as to how the Province manages its finances.

The ratios used to measure flexibility are the following:

- Provincial source revenue as a percentage of gross domestic product; and
- Service of the public debt as a percentage of Total Revenue



Why is flexibility important?

If the Province is flexible, it will be able to take the steps necessary to increase its revenue when there are increasing or unexpected expenses.

Provincial Source Revenue as a Percentage of GDP

Definition

The provincial source revenue as a percentage of gross domestic product ratio is calculated by dividing the provincial source revenue by the nominal GDP. This ratio measures the extent to which the Province is taking income out of the provincial economy, through taxation and other fees. An increasing ratio indicates that the Province's own-source revenues are growing faster than the economy, reducing the government's flexibility to increase revenues without slowing economic growth. A decreasing ratio is indicative of the government taking less revenue from the economy on a relative basis, thereby increasing its flexibility.

Results

Exhibit 15 shows the provincial source revenue as a percentage of GDP for the past decade. The ratio is 16.6% this year. This is a slight deterioration from prior year, meaning the Province is less flexible.

The provincial source revenue as a percentage of GDP has been relatively stable over the past decade. This indicates that the Province has not significantly changed its demands on the provincial economy over this time.



Exhibit 15: Provincial Source Revenue as a Percentage of GDP - 10 Year Trend

Service of the Public Debt as a Percentage of Total Revenue

Definition

The service of the public debt as a percentage of total revenue is calculated by dividing the service of the public debt by the total revenue. The ratio, also known as the interest bite, represents the proportion of the total revenue used to pay for financing charges on general debt.

Results

Exhibit 16 shows the service of the public debt as a percentage of total revenue for the past decade. The ratio is 6.3% this year. This is an improvement from prior year, meaning the Province is more flexible this year. This is also the best result for the Province in the period.

The overall trend indicates the ratio has been steadily decreasing over the past decade. Since fiscal 2016, there has been a consistent decrease in the ratio. This means the Province has more financial resources available to provide essential services and programs to its residents without increasing revenue.



Exhibit 16: Service of the Public Debt as a percentage of Total Revenue - 10 Year Trend



Did you know?

A smaller portion of the Province's revenue went towards debt servicing costs, an indication that the Province is more flexible than it was in prior year.

Vulnerability

Definition

Vulnerability is the extent to which the Province is dependent on, or exposed to, risks associated with sources of funding outside its control (for example, federal transfers and exposure to risks that would impact the Province's ability to pay for expenses). The more the Province relies on these factors, the more vulnerable it is.

The ratio used to measure vulnerability is the Federal Source Revenue as a Percentage of Total Revenue.

 **Why is vulnerability important?**

If the Province is vulnerable, it is dependent on factors outside its control. An unfavourable change could have a considerable impact on revenue and lead to raising taxes or reducing services.

Federal Source Revenue as a Percentage of Total Revenue

Definition

The federal source revenue as a percentage of total revenue ratio is calculated as federal source revenue divided by total revenue. The ratio measures how reliant the Province is on federal transfers. An increasing ratio indicates a growing reliance on the federal government making the Province more vulnerable, while a declining ratio indicates vulnerability is diminishing.

Results

Exhibit 17 shows the federal source revenue as a percentage of total revenue for the past ten years. This year, the ratio is 40.0%. This is a deterioration from prior year, meaning the Province is more vulnerable this year. This is also the highest level for the Province in a decade and is attributable to an increase in funding from the federal government in response to the COVID-19 pandemic.

The overall trend indicates the federal source revenue as a percentage of total revenue has been stable for most of the past decade with an increase over the past year related to short term pandemic relief programs.



Exhibit 17: Federal Source Revenue as a Percentage of Total Revenue - 10 Year Trend



AUDITOR GENERAL OF NEW BRUNSWICK — VÉRIFICATEUR GÉNÉRAL DU NOUVEAU-BRUNSWICK

INDEPENDENT AUDITOR'S REPORT

To the Legislative Assembly
Province of New Brunswick

Report on the Audit of the Consolidated Financial Statements

Opinion

I have audited the consolidated financial statements of the Province of New Brunswick, which comprise the consolidated statement of financial position as at March 31, 2021, and the consolidated statements of operations, change in net debt, change in accumulated deficit, and cash flow for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In my opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Province of New Brunswick as at March 31, 2021, and the consolidated results of its operations, changes in its net debt, changes in its accumulated deficit and its cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Basis for Opinion

I conducted my audit in accordance with Canadian generally accepted auditing standards. My responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of my report. I am independent of the Province of New Brunswick in accordance with the ethical requirements that are relevant to my audit of the consolidated financial statements in Canada, and I have fulfilled my other ethical responsibilities in accordance with these requirements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Other Information

Management is responsible for the other information. The other information comprises the information in Volume I of the Public Accounts of New Brunswick for the fiscal year ended March 31, 2021 but does not include the consolidated financial statements and my auditor's report thereon.

My opinion on the consolidated financial statements does not cover the other information and I do not and will not express any form of assurance conclusion thereon.

In connection with my audit of the consolidated financial statements, my responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or my knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work I have performed on the other information that I obtained prior to the date of this auditor's report, I conclude that there is a material misstatement of this other information, I am required to report that fact. I have nothing to report in this regard.



AUDITOR GENERAL OF NEW BRUNSWICK

VÉRIFICATEUR GÉNÉRAL DU NOUVEAU-BRUNSWICK

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Canadian public sector accounting standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Province of New Brunswick's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless an intention exists to liquidate or to cease operations, or there is no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Province of New Brunswick's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

My objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Province of New Brunswick's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.



- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Province of New Brunswick's ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my auditor's report. However, future events or conditions may cause the Province of New Brunswick to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the consolidated financial statements, to express an opinion on the consolidated financial statements. I am responsible for the direction, supervision and performance of the group audit. I remain solely responsible for my audit opinion.

I communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that I identify during my audit.

I also provide those charged with governance with a statement that I have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

Janice Leahy

Janice Leahy, CPA, CA, CIA
Acting Auditor General

Fredericton, New Brunswick, Canada
September 16, 2021

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at 31 March

	Note	Schedule	(millions) 2021	2020
FINANCIAL ASSETS				
Cash and Short Term Investments		1	$ 3,029.3	$ 2,973.5
Receivables and Advances		2	423.3	437.9
Taxes Receivable		3	1,289.4	1,284.7
Inventories for Resale			0.3	0.3
Loans	3		566.7	556.9
Investment in Government Business Enterprises	4	4	255.0	249.2
Sinking Fund Equity	10		5,501.9	5,157.3
Other Investments		4	126.7	111.5
Total Financial Assets			11,192.6	10,771.3
LIABILITIES				
Short Term Borrowing	5		1,001.3	1,149.2
Accounts Payable and Accrued Liabilities		5	3,074.0	3,010.5
Allowance for Losses		6	11.1	13.7
Deferred Revenue		7	659.2	637.0
Deposits Held in Trust		8	225.8	217.3
Net Pension Liability	6		770.6	735.5
Obligations under Capital Leases	9	9	492.7	541.3
			6,234.7	6,304.5
Funded Debt	10		23,015.0	23,196.7
Borrowing for New Brunswick Power Corporation	10		(4,700.8)	(4,794.7)
Funded Debt for Provincial Purposes	10		18,314.2	18,402.0
Unamortized Premiums and Discounts			93.7	(17.3)
Unrealized Foreign Exchange Gains			2.1	4.1
			18,410.0	18,388.8
Total Liabilities			24,644.7	24,693.3
NET DEBT			(13,452.1)	(13,922.0)
NON-FINANCIAL ASSETS				
Tangible Capital Assets	11		9,072.5	9,132.9
Inventories of Supplies		10	102.2	71.1
Prepaid and Deferred Charges		11	140.7	135.7
Total Non-Financial Assets			9,315.4	9,339.7
ACCUMULATED DEFICIT			$ (4,136.7)	$ (4,582.3)

Contingencies (Note 15) Contractual Rights (Note 17)
Commitments (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

Paul Martin, FCPA, FCA
Comptroller

CONSOLIDATED STATEMENT OF OPERATIONS
for the fiscal year ended 31 March

	Note	Schedule	2021 Budget	2021 Actual	2020 Actual
				(millions)	
REVENUE					
Provincial Sources					
Taxes		12	$ 4,935.4	$ 4,803.7	$ 4,804.4
Licenses and Permits		13	166.4	167.0	167.6
Royalties		14	70.1	69.8	71.9
Income from Government Business Enterprises		15	218.7	202.0	158.2
Other Provincial Revenue		16	840.0	743.5	825.1
Sinking Fund Earnings			211.2	203.1	204.7
Gain from Restructuring	12		--	--	23.2
			6,441.8	6,189.1	6,255.1
Federal Sources					
Federal Government Transfers		17	3,836.3	4,100.9	3,636.8
Other			--	28.2	--
			3,836.3	4,129.1	3,636.8
			10,278.1	10,318.2	9,891.9
EXPENSE					
Education and Training		18	2,163.0	2,103.7	2,125.1
Health		19	3,297.5	3,282.8	3,189.9
Social Development		20	1,404.7	1,388.1	1,397.3
Protection Services		21	314.5	353.4	323.1
Economic Development		22	347.4	280.0	358.6
Labour and Employment			136.0	136.8	175.7
Resources		23	192.4	195.5	178.5
Transportation and Infrastructure		24	729.7	715.9	709.5
Central Government		25	969.5	806.8	743.0
Service of the Public Debt	13		631.0	646.7	642.5
			10,185.7	9,909.7	9,843.2
ANNUAL SURPLUS			$ 92.4	$ 408.5	$ 48.7

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOW
for the fiscal year ended 31 March

	(millions)	
	2021	2020
OPERATING ACTIVITIES		
Annual Surplus	$ 408.5	$ 48.7
Non Cash Items		
Amortization of Premiums, Discounts and Issue Expenses	(0.1)	5.9
Foreign Exchange Expense	(4.9)	(7.2)
Increase in Provision for Losses	27.9	34.0
Amortization of Tangible Capital Assets	514.8	508.6
Loss on Disposal or Impairment of Tangible Capital Assets	46.3	21.0
Gain from Restructuring	--	(23.2)
Sinking Fund Earnings	(203.1)	(204.7)
Losses on Foreign Exchange Settlements	2.9	4.1
Increase in Net Pension Liability	35.1	20.6
Increase (Decrease) in Deferred Revenue	22.2	(1.6)
Changes in Working Capital		
Decrease (Increase) in Receivables and Advances	5.0	(34.3)
Increase in Taxes Receivable	(9.8)	(34.6)
Increase in Inventories	(31.1)	(19.4)
(Increase) Decrease in Prepaid and Deferred Charges	(5.0)	9.2
Increase (Decrease) in Accounts Payable and Accrued Liabilities	63.5	(10.7)
Increase (Decrease) in Deposits Held in Trust	8.5	(9.7)
Net Cash From Operating Activities	880.7	306.7
INVESTING ACTIVITIES		
(Increase) Decrease in Investments and Loans	(46.6)	56.7
Other Comprehensive Gain (Loss)	37.1	(66.8)
Net Cash Used in Investing Activities	(9.5)	(10.1)
CAPITAL TRANSACTIONS		
Acquisition of Tangible Capital Assets	(500.7)	(464.5)
FINANCING ACTIVITIES		
Proceeds from Issuance of Funded Debt	1,664.3	1,963.5
Purchase of NB Power Debentures	(303.1)	(644.1)
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	48.9	--
Decrease in Obligations under Capital Leases	(48.6)	(44.7)
Sinking Fund Installments	(190.4)	(176.2)
Decrease in Short Term Borrowing	(147.9)	(408.5)
Funded Debt Matured	(1,337.9)	(858.3)
Net Cash Used in Financing Activities	(314.7)	(168.3)
INCREASE (DECREASE) IN CASH DURING THE YEAR	55.8	(336.2)
CASH AND SHORT TERM INVESTMENTS - BEGINNING OF YEAR	2,973.5	3,309.7
CASH AND SHORT TERM INVESTMENTS - END OF YEAR	$ 3,029.3	$ 2,973.5

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGE IN NET DEBT
for the fiscal year ended 31 March

	2021 Budget	(millions) 2021 Actual	2020 Actual
NET DEBT - BEGINNING OF YEAR	$ (13,922.0)	$ (13,922.0)	$ (13,958.8)
CHANGES IN YEAR			
Annual Surplus	92.4	408.5	48.7
Other Comprehensive Gain (Loss)	--	37.1	(66.8)
Acquisition of Tangible Capital Assets	(482.4)	(500.7)	(464.5)
Amortization of Tangible Capital Assets	519.3	514.8	508.6
Loss on Disposal or Impairment of Tangible Capital Assets	--	46.3	21.0
Increase in Inventories	--	(31.1)	(19.4)
(Increase) Decrease in Prepaid and Deferred Charges	--	(5.0)	9.2
DECREASE IN NET DEBT	129.3	469.9	36.8
NET DEBT - END OF YEAR	$ (13,792.7)	$ (13,452.1)	$ (13,922.0)

CONSOLIDATED STATEMENT OF CHANGE IN ACCUMULATED DEFICIT
for the fiscal year ended 31 March

	2021 Budget	(millions) 2021 Actual	2020 Actual
ACCUMULATED DEFICIT - BEGINNING OF YEAR	$ (4,582.3)	$ (4,582.3)	$ (4,564.2)
Annual Surplus	92.4	408.5	48.7
Other Comprehensive Gain (Loss)	--	37.1	(66.8)
ACCUMULATED DEFICIT - END OF YEAR	$ (4,489.9)	$ (4,136.7)	$ (4,582.3)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Accounting

These Consolidated Financial Statements are prepared in accordance with Canadian public sector accounting standards.

b) Provincial Reporting Entity

These Consolidated Financial Statements include the accounts of organizations that are controlled by the Province. A complete listing of the organizations within the Province's government reporting entity is provided in Schedule 26.

The not-for-profit nursing homes are individual corporations operated by their own boards of directors. The nursing homes are subject to legislation, regulation and government directives; and receive resident subsidies and other funding from government. The nature of the relationship between the Province and not-for-profit nursing homes is such that control has been determined to exist for accounting purposes only and not for legal purposes.

Legally established trust funds which the Province administers but does not control are not included as Provincial assets or liabilities. These Consolidated Financial Statements disclose the equity balances of the trust funds administered by the Province in Note 19.

The Workplace Health, Safety and Compensation Commission (operating as WorksafeNB) is not included in the Province's government reporting entity. As at 31 December 2020, WorksafeNB had assets of $1,726.3 million ($1,602.2 million 2019 - restated) and liabilities of $1,396.9 million ($1,524.6 million 2019). WorksafeNB has the authority through legislation to establish premium rates sufficient to meet its financial obligations.

c) Principles of Consolidation

The accounts of organizations within the Province's government reporting entity are included in these consolidated financial statements through one of the following accounting methods:

Consolidation Method

This method combines the accounts of distinct organizations. It requires uniform accounting policies for the organizations. The Province does not adjust the tangible capital asset policies of organizations that are consolidated using this method to those of the Province in cases where the adjustment would be immaterial. Inter-organizational balances and transactions are eliminated under this method. This method reports the organizations as if they were one organization.

Modified Equity Method

This method is used for government business enterprises (GBE). GBEs are described in Note 4 to these Consolidated Financial Statements. The modified equity method reports a GBE's net assets as an investment on the Province's Consolidated Statement of Financial Position. The net income of the GBE is reported as income from government business enterprises on the Province's Consolidated Statement of Operations. Inter-organizational transactions and balances are not eliminated. However, gains or losses arising from inter-organizational transactions between GBEs and other government organizations are eliminated on assets remaining within the government reporting entity. The accounting policies of GBEs are not adjusted to conform with those of other government organizations.

Transaction Method

This method records only transactions between the Province and the other organizations. The transaction method is used when the appropriate methods would not produce a materially different result.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

d) Future Changes in Accounting Policy

PS 3280 - Asset Retirement Obligation

The Public Sector Accounting Board issued section PS 3280 - Asset Retirement Obligation with an effective date of 1 April 2022. This new standard addresses the recognition, measurement, presentation and disclosure of legal obligations associated with the retirement of tangible capital assets.

PS 3450 - Financial Instruments

The Public Sector Accounting Board issued section PS 3450 - Financial Instruments with an effective date of 1 April 2022. Under this new standard, financial instruments will be assigned a measurement category of either fair value, cost or amortized cost. Until a financial instrument is derecognized, any gains or losses that arise due to fair value remeasurement will be reported on the Statement of Remeasurement Gains and Losses. Adoption of this standard requires the adoption of PS 2601 - Foreign Currency Translation, PS 1201 - Financial Statement Presentation and PS 3041 - Portfolio Investments in the same fiscal year.

PS 3400 - Revenue

The Public Sector Accounting Board issued Section PS 3400 - Revenue with an effective date of 1 April 2023. Under this new standard, the method of accounting and reporting revenue is determined based upon whether or not the transaction includes a performance obligation.

The Province plans to adopt these standards on the effective date and is currently analyzing the impact of the standards on its Consolidated Financial Statements.

e) Specific Accounting Policies

<u>Asset Classification</u>

Assets are classified as either financial or non-financial. Financial assets are assets that could be used to discharge existing liabilities or finance future operations and are not to be consumed in the normal course of operations. Non-financial assets are acquired, constructed or developed assets that do not provide resources to discharge existing liabilities but are employed to deliver government services, may be consumed in normal operations and are not for resale. Non-financial assets include tangible capital assets, prepaid and deferred charges, and inventories of supplies.

Financial Assets

<u>Cash and Short Term Investments</u>

Cash and short term investments are recorded at cost, which approximates market value. Short term investments include highly liquid investments that are readily convertible to known amounts of cash, with maturity dates of six months or less. Cash and short term investments include $607.7 million ($691.4 million 2020) in short term investments issued by the New Brunswick Power Corporation (NB Power).

<u>Inventories for Resale</u>

Inventories for resale are recorded at the lower of cost or net realizable value. Properties held for resale are reported as a financial asset and include land and fixtures acquired or constructed for the purpose of sale. Properties held for resale also include properties acquired through foreclosure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Accounts Receivable, Loans and Loan Guarantees Receivable

Accounts receivable, loans and loan guarantees receivable are initially recorded at cost, and reported at the lower of cost and net recoverable value through a valuation allowance. Changes in the valuation allowance are recognized in expense. Amounts due to the Province but deemed uncollectible are written off from the accounts of the Province once the write-off has been approved by either Treasury Board or the Secretary to Treasury Board depending on the dollar value involved.

Interest revenue is recognized on a loan when earned, and ceases to be accrued when the collectability of either the principal or interest is not reasonably assured.

Other Investments

Other investments are recorded at cost, which approximates market value. Where there has been a loss in the value of an investment that is other than a temporary decline, the investment is written down to recognize this loss.

Atlantic Lottery Corporation is accounted for by New Brunswick Lotteries and Gaming Corporation using the modified equity method. New Brunswick Lotteries and Gaming Corporation is included in the Province's financial statements using the consolidation method.

Cannabis NB Ltd. is accounted for by Cannabis Management Corporation (CMC) using the modified equity method. CMC is included in the Province's financial statements using the consolidation method.

Sinking Funds

The General Sinking Fund is maintained by the Minister of Finance and Treasury Board under the authority of section 14 of the *Provincial Loans Act*. This Act provides that the Minister shall maintain one or more sinking funds for the payment of funded debt either at maturity or upon redemption in advance of maturity. Typically, redemptions are only made after the related Provincial purpose portion of the debt has been outstanding a minimum of thirty years.

Sinking fund installments are paid into the General Sinking Fund on or before the anniversary date of each issue of funded debt, at the prescribed rate of a minimum of 1% of the outstanding principal.

Sinking fund investments in bonds and debentures are reported at par value less unamortized discounts less premiums and the unamortized balance of unrealized foreign exchange gains or losses. Short-term deposits are reported at cost. The Province's sinking fund may be invested in eligible securities as defined in the *Provincial Loans Act*.

NB Power is contractually obligated to pay to the Province the amount of the sinking fund installment required each year in respect of the debentures issued by the Province on its behalf.

Liabilities

Loan Guarantees

Obligations resulting from guaranteed loans are recorded as liabilities when management determines that a loss is probable with changes in this obligation recorded annually.

Each outstanding loan guarantee under the *Opportunities New Brunswick Act* is reviewed on a quarterly basis. An allowance for loss on loan guarantees is established when management determines that a loss is probable. A loss is considered probable when one or more of the following factors is present:

- a decline in the financial position of the borrower;
- economic conditions in which the borrower operates indicate the borrower's inability to repay the loan; and
- collection experience for the loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Losses on guaranteed loans under the *Agricultural Development Act* and *Livestock Incentives Act* for classes that have similar standards are calculated using an average rate based on past experience and trends.

Retirement Benefits

Retirement benefits include various retirement benefit plans and other employee future benefit plans where the Province has an obligation to provide benefits to employees. Liabilities for the *Provincial Court Act* and *Provincial Court Judges' Pension Act*, *Members' Superannuation Act* and *Members' Pension Act*, Pension Plan for Management Employees of New Brunswick School Districts, Pension Plan for General Labour, Trades and Services Employees of New Brunswick School Districts, Pension Plan for Full-Time CUPE 2745 Employees of New Brunswick School Districts, Pension Plan for Management Employees' of New Brunswick Nursing Homes, Pension Plan for General and Service Employees' of New Brunswick Nursing Homes, Pension Plan for Nursing and Paramedical Employees' of New Brunswick Nursing Homes, Supplementary Retirement Plan, and the Retirement Allowance program are calculated using the projected benefit method prorated on service, using various assumptions based on management's best estimate. Pension fund assets are valued at market-related values. The cost of benefits earned is attributed to the period that the employee provides service. Changes in the liability resulting from experience gains or losses and changes in actuarial assumptions are amortized over the expected average remaining service life of the related plan. Gains and losses arising from plan amendments are recognized in the period of the plan amendment.

The New Brunswick Public Service Pension Plan, the New Brunswick Teachers' Pension Plan, the Shared Risk Plan for CUPE Employees of New Brunswick Hospitals, and the Shared Risk Plan for Certain Bargaining Employees of New Brunswick Hospitals are Target Benefit Pension Plans. The liabilities for these plans are calculated using the projected benefit method prorated on service, using various assumptions based on management's best estimate. Pension fund assets are valued at market-related values. The cost of benefits earned is attributed to the period that the employee provides service. Changes in the liability resulting from experience gains or losses and changes in actuarial assumptions are amortized over the expected average remaining service life of the related plan. Gains and losses arising from plan amendments are recognized in the period of the plan amendment. These plans are governed by an Agreement and Declaration of Trust which restricts access to the plan assets. On this basis, the Province records the value of the plan net assets as nil when these plans are in a net asset position. When these plans are in a net obligation position, the Province records a liability for its portion of the obligation.

The Province also contributes to the Pension Plan for Part-Time and Seasonal Employees. For this plan, the Board of Trustees has the obligation to provide benefits to its members. As such, no liability is recorded by the Province. The cost recorded by the Province for this plan equals the amount of the Province's required contribution for the period.

Sick Leave

The cost of accumulating, non-vesting sick leave benefits for government departments and agencies, school districts and other agencies is determined by an actuarial valuation, using management's best estimate of salary escalation, accumulated sick days at retirement, long term inflation rates and discount rates. The sick leave liability for nursing homes has been estimated using summarized data of nursing home employees, and experience of employees in the Province's health care sector. The cost of sick leave usage exceeding an employee's annual allotment is expensed by each department and reported in the functional expense area related to the program in which the employee worked. The change in the net liability, excluding the cost of the sick leave usage exceeding the annual allotment, is reported under central government.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Liability for Injured Workers

The Province provides workers' compensation benefits on a self-insured basis. WorkSafeNB administers the claims on the Province's behalf and charges a fee for this service. The liability for injured workers is determined using a number of methods to estimate future payments including the annuity method, the loss development method, and the aggregate claims method. Future payments are then discounted to determine the present value. Annual claim payments are expensed by each department and are reported in the functional expense area related to the program in which the employee worked. The net change in the liability, excluding actual claims costs, is reported under central government.

Liabilities for Contaminated Sites

A liability for the remediation of contaminated sites is recognized when an existing environmental standard has been exceeded, the Province has a legal or assumed responsibility, the Province expects remediation to occur and a reasonable estimate of the cost of remediation can be made. The liability for remediation is estimated based on information available at the financial statement date, and reflects costs directly attributable to remediation activities, less expected net recoveries. The carrying amount of the liability for remediation is reviewed at each financial reporting date, and any revisions to the amount previously recognized are accounted for in the period in which revisions are made.

Borrowing on Behalf of New Brunswick Power Corporation

The Province, as represented by the Consolidated Fund, has issued long term debt securities on behalf of NB Power, in exchange for debentures with like terms and conditions. This financing arrangement was used to obtain more favourable debt servicing costs. NB Power debentures purchased by the Province are reported in the Consolidated Statement of Financial Position as a reduction of funded debt. The transactions involving these securities, including the debt servicing costs, are not part of the budget plan of the Province's Consolidated Fund.

Non-Financial Assets

Tangible Capital Assets

Tangible capital assets are assets of the Province which have useful lives greater than one year. Certain dollar thresholds for capitalization have been established for practical purposes. Intangible assets and items inherited by right of the Crown, such as forest, water, and mineral resources, are not recognized in the Consolidated Financial Statements.

Tangible capital asset policies of government entities which are consolidated in these Consolidated Financial Statements are not adjusted to conform to Provincial policies in cases where the differences are not material. The areas in which tangible capital asset policies could differ include amortization rate, estimated useful life and capitalization threshold.

Capital Leases

Long term leases, under which the Province, as lessee, assumes substantially all the benefits and risks of ownership of leased property, are classified as capital leases although certain minimum dollar thresholds are in place for practical reasons. The present value of a capital lease is accounted for as a tangible capital asset and an obligation at the inception of the lease.

Inventories of Supplies

Inventories of supplies for use are recorded at the lower of cost or replacement value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Prepaid and Deferred Charges

Prepaid and deferred charges are cash disbursements, other than tangible capital assets and inventories of supplies, that are expected to yield economic benefits over one or more future periods. Prepaid and deferred charges are recorded as an asset at the time of incurrence and amortized to expenses over the periods expected to benefit from it.

Revenues

Tax Revenue

Official estimates received from the federal government are used as the basis for determining corporate income tax, personal income tax and harmonized sales tax revenue. Corporate income tax, personal income tax and harmonized sales tax revenue amounts for the current year reflect prior year adjustments based on returns or more recent economic data.

Provincial real property tax is recognized based on the calculation of applying the relevant provincial and local service district tax rates to the assessed property value. Adjustments are made to current year revenue for changes in prior year assessed property values.

Consumption taxes (Gasoline and Motive Fuels Tax, Carbon Emitting Products Tax, Tobacco Tax and Pari-mutuel Tax) are recognized based on the self-assessed returns of taxpayers and tax collectors (e.g. retailers and wholesalers). Consumption tax revenue is also recognized from direct payments made by taxpayers in completing certain types of transactions.

Government Transfers

Government transfers are recognized as revenue in the period during which the transfer is authorized and all eligibility criteria have been met, except when and to the extent that the transfer gives rise to an obligation that meets the definition of a liability. Transfers meeting the definition of a liability are recorded as deferred revenue and are recognized as revenue when transfer stipulations are met. Capital projects for which the stipulation of project completion had not been met as at 31 March 2021 have been recorded as deferred capital contributions in Schedule 7. Major transfers recognized during the period are disclosed in Schedule 17.

Restructuring Transactions

A restructuring transaction is a transfer of an integrated set of assets and/or liabilities, together with related program or operation responsibilities, without consideration based primarily on the fair value of the individual assets and liabilities transferred. The net effect of a restructuring transaction is recorded as a separate revenue or expense in the year of the transfer.

Gifts and Donations

Gifts and donations of assets are recognized as revenue at fair value when they can be reliably measured.

Expenses

Government Transfers

Grants, entitlements and other government transfers are recognized as expense in the period during which the event giving rise to the transfer has occurred, provided that the transfer has been authorized and all eligibility criteria have been met by the recipient. Major government transfers during the period include grants to universities, grants to municipalities, funding provided through social and employment programs, and transfers via revenue sharing agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Debt Charges

Interest and other debt service charges are reported in the Consolidated Statement of Operations as Service of the Public Debt except as described below:

- As government business enterprises are included in the Provincial Reporting Entity through modified equity accounting, the cost of servicing their debt is not included in the Service of the Public Debt expense. The cost of servicing the debt of government business enterprises is an expense included in the calculation of their net profit or loss for the year.

- Interest costs imputed on the Province's Net Pension Liability are recorded as part of pension expense, which is included in various expense functions.

- Interest on debt to finance the Student Loan Portfolio is recorded as part of the Education and Training expense function.

- Interest on CMHC debentures and Nursing Home debt is recorded as part of the Social Development expense function.

Interest earned on the assets of the General Sinking Fund and on other provincial assets is reported as revenue.

Operating Leases

All leases under which the Province does not assume substantially all the benefits and risks of ownership related to the leased property are classified as operating leases. Each rental payment required by an operating lease is recorded as an expense when it is due.

Concessionary Loans

There are two situations in which the Province charges loan disbursements entirely as expenses. These are:

- Loan agreements which commit the Province to provide future grants to the debtor to be used to repay the loan.

- Loan agreements which include forgiveness provisions if the forgiveness is considered likely.

Loans that are significantly concessionary because they earn a low rate of return are originally recorded as assets at the net present value of the expected future cash flows. The net present value is calculated using the Province's borrowing rate at the time the loan was issued. The difference between the nominal value of the loan and its net present value is recorded as an expense.

f) Foreign Currency Translation and Risk Management

The Province's assets, liabilities and contingent liabilities denominated in foreign currencies are translated to Canadian dollars at the year-end rates of exchange, except where such items have been hedged or are subject to interest rate and currency swap agreements. In such cases, the rates established by the hedge or the agreements are used in the translation. Exchange gains and losses are included in the Consolidated Statement of Operations except for the unrealized exchange gains and losses arising on the translation of long term items, which are deferred and amortized on a straight line basis over the remaining life of the related assets or liabilities. Revenue and expense items are translated at the rates of exchange in effect at the respective transaction dates.

The Province borrows funds in both domestic and foreign capital markets and manages its existing debt portfolio to achieve the lowest debt costs within specified risk parameters. As a result, the Province may be exposed to foreign exchange risk. Foreign exchange or currency risk is the risk that the principal and interest payments on foreign debt will fluctuate in Canadian dollar terms due to fluctuations in foreign exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

In accordance with risk management policy guidelines, the Province uses various financial instruments and techniques to manage exposure to foreign currency risk. These financial instruments may include currency forwards, cross-currency swaps and purchases of foreign denominated assets into the Province's sinking fund. The Province performs an annual assessment of the effectiveness of its financial instruments in managing exposure to foreign currency risk by comparing the cash flows of both the hedged and hedging items.

As at 31 March 2021, the full amount of the Province's outstanding foreign denominated debt (1,100.0 million USD, 925.0 million CHF, and 105.0 EUR) has been hedged by entering into cross-currency swaps, which convert the interest and principal payable from the original currency to Canadian dollars. As the entire foreign denominated debt portfolio has been hedged, the Province has no foreign currency exposure.

g) Measurement Uncertainty

Measurement uncertainty exists when there is uncertainty in the determination of the amount at which an item is recorded in the financial statements. Such uncertainty exists when there is a variance between the recognized or disclosed amount and another reasonably possible amount. Many items are measured using management's best estimate, based on assumptions that reflect the most probable set of economic conditions and planned courses of action at the time of financial statement preparation. Estimates are updated to reflect new information as it becomes available. Actual results could differ from these estimates.

Significant estimates used in these Consolidated Financial Statements include:

- Uncertainty relating to the determination of corporate income tax revenue arising from variances between the estimated and actual amount of New Brunswick's allocation of national taxable income. A sensitivity analysis on the impact of a change in the allocation of national taxable income indicated that a +/- 1% change in New Brunswick's allocation would impact the revenue by +/- $4.0 million. Uncertainty also exists in relation to the determination of corporate and personal tax revenue arising from possible revisions of tax revenue as a result of reassessments of prior tax periods or the timing of installment payments. Due to their nature, the extent to which these items will impact the estimates cannot be reasonably determined.

- Uncertainty relating to the determination of harmonized sales tax revenue arising from variances between the estimated and actual amount of New Brunswick's allocation of the national revenue pool. A sensitivity analysis indicated that a +/- 1% change in New Brunswick's allocation would impact the revenue by +/- $15.7 million. Uncertainty also exists in relation to the determination of harmonized sales tax revenue arising from possible revisions of tax revenue as a result of reassessments of prior tax periods or the timing of installment payments. Due to their nature, the extent to which these items will impact the estimates cannot be reasonably determined.

- Uncertainty in the determination of revenue from Canada Health Transfers and Canada Social Transfers arising from variances between the estimated and actual provincial share of national population figures. A sensitivity analysis on the impact of a change in the estimated population figures indicated that a +/- 1% change in New Brunswick's estimated population figures would impact the revenue for the Canada Health Transfer and Canada Social Transfer by +/- $8.6 million and $3.1 million, respectively.

- Uncertainty related to the determination of the obligation or expense for pensions and other employee future benefits arising because actual results may differ from the Province's assumptions used to estimate the amount of benefits that employees will receive and the investment return on plan assets. Due to the numerous factors that could impact the assumptions used, the extent to which their variability will impact the estimate cannot be reasonably determined.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

- Uncertainty in the estimation of the liability for injured workers arising because actual results may differ from the Province's assumptions used to estimate the liability. A sensitivity analysis on exposure to changes in key variables used to estimate the liability indicated that a 1% decrease in the discount rate would increase the liability by $47.8 million, and a 1% increase in the rate of inflation would increase the liability by $41.9 million.

- Uncertainty relating to the allocation of payments for public private partnership road contracts arising because amortization of the capital improvement work commences in the year the rehabilitation work is expected to be performed, which may not reflect when the work is actually completed by the contractors. This may impact the timing of amortization expense and the classification of payments as a prepaid expense, accrued expenditure, or tangible capital asset. Due to the unpredictability of future events, the extent of the measurement uncertainty cannot be reasonably estimated.

- Uncertainty relating to the determination of the amounts recorded as the valuation allowances for loans as these amounts are based on probable outcomes and the use of estimates. A sensitivity analysis indicated that the impact of a +/- 1% change in the overall valuation allowance on loans receivable could impact net loans receivable and bad debt expense by +/- $5.7 million for loans to students and +/- $2.0 million for loans under the *Opportunities New Brunswick Act*.

- Uncertainty relating to the determination of the amount of accruals for the remediation of contaminated sites, amounts recorded as contingent liabilities, valuation allowances for investments and accounts receivable, and the estimated useful lives of tangible capital assets arising because these amounts are based on probable outcomes and the use of estimates. Due to the unpredictability of future events, the extent of the measurement uncertainty cannot be reasonably estimated.

- Uncertainty relating to the consolidation of not-for-profit nursing homes operating in the Province arising because audited financial statements were not available for all nursing homes at the time of consolidation, because some nursing homes use accounting frameworks and accounting policies that differ from those of the Province, and because the estimates for sick leave and retirement allowance have been calculated using summarized data of nursing home employees and the estimate for sick leave has been calculated using experience of employees in the Province's health care sector. The extent of these differences is not expected to be material.

- Uncertainty related to the determination of property tax revenue, expense, assets and liabilities attributable to assessment appeals, uncollectible amounts and write-offs. The extent to which a change in the assessment amounts or collectability will impact the financial statements cannot be reasonably determined.

The COVID-19 pandemic is ongoing and adds an additional level of uncertainty for the measurement of certain amounts recorded in these Consolidated Financial Statements. The Province continues to assess the likelihood of decreased revenues and increased expenses as a direct result of this pandemic. While best estimates are used for reporting items subject to measurement uncertainty, it is reasonably possible that changes in future conditions could require a material change in the amounts recognized or disclosed.

NOTE 2   BUDGET

The budget figures included in these Consolidated Financial Statements are the amounts published in the Main Estimates, adjusted for transfers from the Supplementary Funding Provision Program. The Supplementary Funding Provision Program is an appropriation which provides funding to other programs for costs associated with contract settlements and other requirements not budgeted in a specific program.

Budget figures for the year ending 31 March 2021 reflect the acquisition of tangible capital assets and amortization expense. These amounts are disclosed in the Main Estimates as a separate schedule.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

NOTE 3   LOANS

The following is a schedule of the Province's loans receivables:

				(millions)		
		2021			**2020**	
	Amount	**Valuation Allowance**	**Net**	**Amount**	**Valuation Allowance**	**Net**
Loans to Students	$ 571.3	$ (151.4)	$ 419.9	$ 544.4	$ (141.2)	$ 403.2
Opportunities New Brunswick Act	197.6	(109.8)	87.8	228.0	(122.6)	105.4
New Brunswick Housing Act	45.8	(11.3)	34.5	52.0	(11.3)	40.7
Regional Development Corporation	22.0	(4.3)	17.7	3.7	(2.8)	0.9
Agricultural Development Act	9.0	(4.9)	4.1	7.1	(3.8)	3.3
Fisheries and Aquaculture Development Act	10.7	(8.0)	2.7	21.0	(17.7)	3.3
Unsatisfied Judgements	9.4	(9.4)	--	9.4	(9.4)	--
La Fondation du quotidien francophone	4.0	(4.0)	--	4.0	(4.0)	--
Other Loans	0.9	(0.9)	--	1.0	(0.9)	0.1
	$ 870.7	$ (304.0)	$ 566.7	$ 870.6	$ (313.7)	$ 556.9

Loans to students are to be repaid 10 years after the end of study date, with interest rates based on the prime rate. These loans are unsecured.

Loans issued under the *New Brunswick Housing Act* have terms of up to 30 years, and interest rates ranging from 0% up to the provincial borrowing rate. These loans are backed by a mortgage or promissory note.

Loans issued by the Regional Development Corporation have various repayment terms and interest rates ranging from 0% to 6%. These loans may be secured by company assets or personal guarantees.

Loans issued under the *Opportunities New Brunswick Act*, *Agricultural Development Act*, and *Fisheries and Aquaculture Development Act* facilitate the establishment, development, or maintenance of industry in a variety of areas.

Loans issued under the *Opportunities New Brunswick Act* have terms of up to 40 years and interest rates ranging from 0% to 10%. These loans may be secured by life insurance, company assets, or personal guarantees.

Loans issued under the *Agricultural Development Act* and *Fisheries and Aquaculture Development Act* have terms of up to 25 years, and interest rates set by regulation to be equal to the provincial borrowing rate or based on the prime rate. These loans may be secured by land, buildings, livestock, quota, and fishing vessels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

NOTE 4   GOVERNMENT BUSINESS ENTERPRISES

A government business enterprise is an organization accountable to the Legislative Assembly that has the power to contract in its own name, can sue and be sued, has the financial and operating authority to carry on a business, sells goods and services to customers outside the Provincial Reporting Entity as its principal activity, and that can, in the normal course of its operations, maintain its operations and meet its liabilities from revenues received from sources outside the Provincial Reporting Entity.

The financial information of a government business enterprise is prepared according to the accounting standards that are appropriate for the industry segment in which it operates. These accounting policies may not be consistent with accounting policies used by other organizations under the Provincial Reporting Entity.

The following is a list of government business enterprises, and their fiscal year ends, which are included in the Provincial Reporting Entity as listed in Schedule 26 to these Consolidated Financial Statements.

New Brunswick Liquor Corporation (NB Liquor)	28-03-2021
New Brunswick Municipal Finance Corporation (NBMFC)	31-12-2020
New Brunswick Power Corporation (NB Power)	31-03-2021

Effective 1 April 2019, NB Liquor and NB Power adopted International Financial Reporting Standard 16 Leases, which replaced International Accounting Standard 17. The initial impact of applying this new standard was recognized as adjustments of $(4.3) million and $(1.0) million to opening retained earnings in their respective financial statements. These adjustments were reflected prospectively in the 2020 Consolidated Statement of Operations of the Province.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

The following table presents condensed financial information for these government business enterprises.

	(millions)			
	NB Liquor	**NBMFC**	**NB Power**	**Total**
Assets				
Cash and Equivalents	$ 0.2	$ 0.5	$ 3.0	$ 3.7
Receivables	29.5	2.5	272.0	304.0
Prepaids	2.0	--	20.0	22.0
Inventories	34.1	--	222.0	256.1
Derivative Assets	--	--	8.0	8.0
Capital Assets	12.8	--	4,741.0	4,753.8
Long Term Assets	--	--	843.0	843.0
Regulatory Assets	--	--	858.0	858.0
Long Term Notes Receivable	--	938.9	--	938.9
Right-of-use Assets	51.0	--	--	51.0
Other Assets	--	--	1.0	1.0
Sinking Fund Receivable	--	--	410.0	410.0
Intangible Assets	6.6	--	56.0	62.6
Total Assets	$ 136.2	$ 941.9	$ 7,434.0	$ 8,512.1
Liabilities				
Accounts Payable and Accrued Liabilities	$ 31.7	$ 2.5	$ 353.0	$ 387.2
Short Term Debt	--	--	608.0	608.0
Derivatives	--	--	48.0	48.0
Employee Future Benefits	2.5	--	126.0	128.5
Long Term Debt	--	938.9	4,734.0	5,672.9
Other Liabilities	55.9	--	1,248.0	1,303.9
Total Liabilities	90.1	941.4	7,117.0	8,148.5
Equity				
Retained Earnings	46.1	0.5	465.0	511.6
Accumulated Other Comprehensive Loss	--	--	(148.0)	(148.0)
Total Equity	46.1	0.5	317.0	363.6
Total Liabilities and Equity	$ 136.2	$ 941.9	$ 7,434.0	$ 8,512.1
Net Income				
Revenue	$ 508.9	$ 29.8	$ 1,834.0	$ 2,372.7
Expenses	(309.5)	(0.3)	(1,679.0)	(1,988.8)
Interest and Related Expense	--	(29.6)	(158.0)	(187.6)
Net Income (Loss)	$ 199.4	$ (0.1)	$ (3.0)	$ 196.3
Other Comprehensive Income				
Other Comprehensive Income	$ --	$ --	$ 29.0	$ 29.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

New Brunswick Liquor Corporation

New Brunswick Liquor Corporation was established under the *New Brunswick Liquor Corporation Act*. Its business activity is the purchase, distribution and sale of alcoholic beverages throughout the Province of New Brunswick. Transactions between NB Liquor and the Province in the normal course of operations were deemed insignificant to the financial statements. NB Liquor's financial statements are prepared in accordance with International Financial Reporting Standards.

Subsequent to the NB Liquor's 28 March 2021 year end, payments were made to the Province in the amount of $3.0 million. This has been reflected in the Consolidated Financial Statements of the Province.

New Brunswick Municipal Finance Corporation

New Brunswick Municipal Finance Corporation was established under the *New Brunswick Municipal Finance Corporation Act*. Its purpose is to provide financing for municipalities and municipal enterprises through a central borrowing authority. Its financial statements are prepared in accordance with International Financial Reporting Standards.

As at 31 December 2020, $724.7 million ($647.2 million 2019) of NBMFC's outstanding debt was held by funds administered by the Province. Of that total, $720.6 million ($643.2 million 2019) was purchased directly by those funds. The Province is guarantor of all debt issued by NBMFC. NBMFC paid the Province a fee of $0.3 million in 2020 ($0.3 million 2019) to administer funds on its behalf.

NBMFC's principal payments on the total outstanding debenture debt are as follows:

Year Ending	(millions) Principal Repayment
December 31, 2021	$ 161.4
December 31, 2022	98.2
December 31, 2023	98.7
December 31, 2024	81.6
December 31, 2025 and thereafter	505.9
Unamortized discount	(6.9)
Total Debenture Debt	$ 938.9

New Brunswick Power Corporation

New Brunswick Power Corporation was established as a Crown Corporation of the Province in 1920 by enactment of the *New Brunswick Electric Power Act*. In 2004, New Brunswick Power Corporation continued as New Brunswick Power Holding Corporation with new subsidiary operating companies (collectively the NB Power Group of Companies). On 1 October 2013, by enactment of the *Electricity Act*, the New Brunswick Power Group of Companies became a single, integrated Crown Corporation. NB Power's purpose is to generate, purchase, transmit, distribute and sell electricity. Its financial statements are prepared in accordance with International Financial Reporting Standards.

Prior to the above noted amalgamation on 1 October 2013, the financial results of the New Brunswick Power Group of Companies were recorded in the New Brunswick Electric Finance Corporation (NBEFC) using the modified equity method, with any unrealized intercompany gains or losses being eliminated upon consolidation. NBEFC's financial results were then consolidated with those of the Province, also using the modified equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Over the period 2009 – 2013, NBEFC's net income was reduced by $153.1 million of unrealized intercompany gains related to expenses deferred under the rate regulatory accounting practice used by the New Brunswick Power Group of Companies. Due to the subsequent amalgamation of the New Brunswick Power Group of Companies and NBEFC, the Province is recognizing the total amount of $153.1 million in net income over the 27 year estimated useful life of Point Lepreau. For the fiscal year ended 31 March 2021, $5.7 million was amortized into the Province's income. On the Consolidated Statement of Financial Position, the Province's investment in NB Power has been reduced by the remaining amount of the regulatory deferral ($105.6 million).

The amount of $410.0 million shown as sinking fund receivable on NB Power's financial statements is due from the Province. The amount of $4,734.0 million shown as long term debt has been borrowed by the Province. For 2021, NB Power made payments to the Province for property taxes, utility taxes and right of way taxes totaling $49.0 million ($47.0 million 2020).

NB Power's long term debt principal repayment schedule is as follows:

Year Ending	(millions) Principal Repayment
March 31, 2022	$ 400.0
March 31, 2023	226.0
March 31, 2024	300.0
March 31, 2025	50.0
March 31, 2026 and thereafter	3,725.0
Unamortized premiums	33.0
Total Long Term Debt	$ 4,734.0

NOTE 5   SHORT TERM BORROWING

a) Balance Outstanding

Short term borrowing is recorded at cost, which approximates market value. Short term borrowing consists of $999.1 million ($1,146.1 million 2020) in treasury bills with interest rates ranging from 0.05% - 0.75%, maturing between 1 April and 3 December 2021 and $2.2 million ($3.1 million 2020) of bank indebtedness with interest rates ranging from 3.45% - 5.95%.

b) Borrowing Authority under the Provincial Loans Act

Under the authority of section 2 of the *Provincial Loans Act*, the maximum temporary indebtedness of the Province is $3,000.0 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

NOTE 6   RETIREMENT BENEFITS

a) Description

Employees of the Province and certain other entities, as well as members of the Legislative Assembly, are entitled to receive retirement benefits under a number of plans. The following is a summary of the funding and member benefits. Complete plan descriptions are contained in the specific plan documentation.

<u>Defined Benefit Pension Plans</u>

Eligible non-teaching employees of school districts participate in the Pension Plan for Management Employees of New Brunswick School Districts (Sch-Mgt), the Pension Plan for General Labour, Trades and Services Employees of New Brunswick School Districts (GLTS), or the Pension Plan for Full-Time CUPE 2745 Employees of New Brunswick School Districts (CUPE 2745). Each plan provides a basic pension benefit based on years of service and salary, along with capped annual inflation protection. Employees contribute up to 6.5% of earnings to the CUPE 2745 plan and up to 7.0% of earnings to the GLTS plan. There are no current contributors to the Sch-Mgt plan as it has been curtailed. The Province contributes an amount as determined by the actuary to fund the benefits of the GLTS plan. The Province contributes 142.4% of employee contributions for the CUPE 2745 plan, in accordance with the Collective Agreement. Pension trust funds, distinct from the Consolidated Fund, exist for each plan. The GLTS and CUPE 2745 trust funds invest in fixed income securities and equities. The Sch-Mgt trust fund invests in various fixed income, equity, inflation linked, and alternative investment pooled funds.

Provincial Court Judges receive pension benefits under the *Provincial Court Act* and the *Provincial Court Judges' Pension Act* (Judge). The basic pension benefit is based on years of service and salary, along with capped annual inflation protection. Judges contribute 8.0% of earnings, and the Province contributes an amount as determined by the actuary to fund the benefits. A pension trust fund, distinct from the Consolidated Fund, exists to fund a portion of the benefits. The remaining portion of the benefits payable to the Judges is paid from the Consolidated Fund. The trust fund invests in various fixed income, equity, inflation linked, and alternative investment pooled funds.

Members of the Legislative Assembly (MLA) previously earned pension benefits under the *Members' Superannuation Act* and *Members' Pension Act* (Member). These plans have been curtailed. The Plans provide a pension benefit based on salary and number of years of service as a Minister, and average indemnity and number of sessions served as an MLA plus additional supplementary allowances. There is no segregated pension trust fund for these plans. The Province pays benefits as they become due out of the Consolidated Fund.

Certain pension benefits relating to early retirement initiatives, enhanced provisions for Deputy Ministers and Ministers, and benefits on salary in excess of the maximum salary covered under the New Brunswick Public Service Pension Plan are provided for under the Supplementary Retirement Plan (SERP). The excess employer and employee contributions relating to the New Brunswick Public Service Pension Plan are deposited into a Retirement Compensation Arrangement, which was established in 2015 to receive contributions and pay benefits. As at 31 March 2021, $43.6 million has been deposited into the account. Benefit payments are currently being paid out of the Consolidated Fund.

Certain eligible employees of nursing homes participate in either the Pension Plan for Management Employees' of New Brunswick Nursing Homes (NH-Mgt) or the Pension Plan for Nursing and Paramedical Employees' of New Brunswick Nursing Homes (NH-N&P). The Plans provide a pension benefit based on years of service and salary, along with capped annual inflation protection. Employees contribute 5.8% of earnings up to year's maximum pensionable earnings (YMPE) and 7.5% of earnings in excess of YMPE to the NH-Mgt plan, and 5.3% of earning up to YMPE and 7.0% of earnings in excess of YMPE to the NH-N&P plan. The nursing homes contribute an amount required, as determined by the actuary, to fund the benefits. Pension trust funds, distinct from the Consolidated Fund, exist for each plan. The trust funds invest in fixed income securities, equities, and alternative investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Certain eligible employees of nursing homes participate in the Pension Plan for General and Service Employees' of New Brunswick Nursing Homes (NH-G&S). A future annual pension benefit accrues to employees as they provide service based on a percentage of salary, and is subject to capped inflation protection from the time it is earned. Employees contribute 6.5% of earnings up to YMPE and 9.03% of earnings in excess of YMPE toward current service, and the nursing homes are required to match this contribution. If special payments are required, regulations specify that they are to be shared equally by employees and employers, and that the amount cannot exceed 25% of the current service cost contribution. Additional amortization payments related to an unfunded liability that existed at 30 June 2008 are currently being paid by the employer. A pension trust fund, distinct from the Consolidated Fund, exists for the plan. The trust fund invests in fixed income securities, equities, and alternative investments.

Defined Contribution Pension Plans

Eligible part-time, seasonal and contract employees of the Province may participate in the Pension Plan for Part-Time and Seasonal Employees (Part-time). Employees may contribute 2.0%, 3.25%, or 4.5% of earnings. The Province matches the employee contribution, and has no further benefit obligation. The contributions, along with earnings, are attributed to separate member accounts which are used to fund the future retirement benefit.

Target Benefit Pension Plans

The Shared Risk Plan for CUPE Employees of New Brunswick Hospitals (H-CUPE), Shared Risk Plan for Certain Bargaining Employees of New Brunswick Hospitals (H-CBE), New Brunswick Public Service Pension Plan (NBPSPP), and the New Brunswick Teachers' Pension Plan (NBTPP) are target benefit pension plans providing pension benefits to employees of the Province and certain other entities.

Each plan is governed by a Board of Trustees to which the Province has appointed one-half of the members. Once appointed, the Province does not have the right to remove a trustee. The boards are fully responsible for the management of the plans, including investment of the assets and administration of the plan. Each plan has a funding policy which outlines actions the Board of Trustees must take in the event the plan is not fully funded based on actuarial valuations. The required actions and timing differ from plan to plan and include adjustment of ancillary benefits including CPI adjustments, adjustment of employer and employee contributions and adjustment of base pension benefits. The funding policy also prescribes the required actions when these plans return to a funded position. The Plans are jointly funded by employees and the Province. Contribution rates are prescribed by the pension plan Board of Trustees in accordance with the plan documents, which establish the maximum amounts by which the rates can be increased or decreased from the following contribution rates:

	Employee	Employer
NBPSPP	7.5% below YMPE, 10.7% above YMPE	12.0% (Includes temporary contribution of 0.75%)
NBTPP	10.0% below YMPE, 11.7% above YMPE	10.75% below YMPE, 12.45% above YMPE
H-CUPE	9.0%	10.1%
H-CBE	7.8%	7.8%

A targeted pension benefit, based on a percentage of salary, accrues to employees as they provide service. Subject to the terms of the funding policy, the benefit may be adjusted for inflation from the time it is earned. Future benefits and benefits already earned may be adjusted by the plans' Boards of Trustees, based on the funding status of each plan and in accordance with specified steps outlined in the funding policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

The Province has guaranteed that retirement benefits for members of the NBPSPP will never be less than the base benefit level at the time of conversion. On conversion, the primary obligation for paying retirement benefits to the members of the former Public Service Superannuation Plan and the assets of this plan were transferred to the trustees of the NBPSPP. While the assets and primary obligation to pay benefits were transferred, should the NBPSPP Board of Trustees reduce benefits below base benefit level at conversion, the Province would have an obligation as a result of the guarantee. No guarantee has been provided to members of any other converted pension plan.

Separate pension trust funds exist for each of the plans. The NBPSPP and NBTPP trust funds invest in various fixed income, equity, inflation linked, and alternative investment pooled funds. The H-CUPE and H-CBE trust fund investment policies allow for investment in fixed income securities, equities, real estate and infrastructure.

<u>Retirement Allowance Plan</u>

The Province provides other employee future benefits in the form of a lump sum payment to eligible bargaining and non-bargaining employees at retirement. The payment is based on years of service to a maximum of 25 years and salary at retirement. This is an unfunded program, with no segregated assets to pay benefits. Effective 1 April 2011, the program has been discontinued for new entrants to the non-bargaining group of employees. For management and non-union employees with a continuous service date before 1 April 2011, the accumulation of retirement allowance credits was discontinued as of 31 March 2013. Eligible employees were provided with the option of a payout in lieu of retirement allowance or to defer their retirement allowance until retirement based on accumulated credits as of 31 March 2013 and salary upon retirement. For certain bargaining groups, the accumulation of retirement allowance credits was discontinued with effective dates ranging from 31 March 2016 to 31 July 2020, depending on the bargaining group. Eligible employees were provided with the option of a payout in lieu of retirement allowance, with some bargaining groups allowing employees to voluntarily receive their payout in lieu before the date of discontinuance.

b) Net Retirement Benefit Liability

For the defined benefit pension plans, the Province is liable for any excess of accrued pension benefits over pension fund assets, with the exception of NH-G&S which is accounted for as a joint defined benefit plan. The Province records only its share which is assessed at 50%. The target benefit plans are governed by an Agreement and Declaration of Trust, which restricts access to the plan assets. The Province records the value of plan net assets as nil when the plans are in a net asset position. When the plans are in a net obligation position, the Province records a liability for its share. The NBPSPP has been recorded at 100% using defined benefit accounting due to the pre-conversion base benefit guarantee. The NBTPP, H-CUPE, and H-CBE plans have been recorded at 50% using joint defined benefit accounting. Settlement of the obligation will occur in future periods as contributions maintain a fully funded plan status over time. For the defined contribution plan, the Province's obligation is limited to the contribution required for the period. A liability would only be recorded if the Province had not paid the required annual contribution. For the Retirement Allowance Plan, the Province is liable for the accrued benefit obligation.

As at 31 March 2021, the value of accrued benefits for all defined benefit pension plans exceeded the value of plan assets resulting in an actuarial benefit liability of $695.0 million ($634.2 million 2020). The calculation of this liability includes estimates of future events and market values of assets which can be volatile. Actual results may differ from the estimates used, creating a need for future adjustments. These adjustments are amortized into expense over the estimated remaining service life of employees, due to their tentative nature and the fact that further adjustments are likely to occur in the future. Currently, unamortized adjustments total $(159.8) million ($(134.6) million 2020). A valuation adjustment of $14.4 million ($14.3 million 2020) has been recorded to reflect the portion of the adjusted benefit asset of individual plans that exceeds the expected future economic benefit. The net pension liability after considering unamortized adjustments and valuation allowance is $549.6 million ($513.9 million 2020). This net balance, which is included in the amount reported on the Consolidated Statement of Financial Position, reflects the accounting methodology of deferring and amortizing the adjustments. This balance does not represent the actuarial pension liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

The Province accounts for the NH-G&S plan as a joint defined benefit plan, where only the Province's portion of the net benefit liability is included in the amount reported on the Consolidated Financial Statement of Financial Position. The Province has also recorded an accrued benefit obligation for a schedule of amortization payments relating to an unfunded liability that existed as at 30 June 2008. Since the participating nursing homes and plan members share current service cost and special payments not related to the 30 June 2008 amortization schedule, the Province records 50% of the plan's accrued benefit obligation, net of the present value of the amortization payments, and 50% of total plan assets. As at 31 March 2021, the Plan had an actuarial benefit liability of $124.2 million ($128.5 million 2020). Included in the amounts reported under defined benefit plans above is $64.1 million ($67.4 million 2020) for the Province's share of the plan's actuarial benefit liability, and $33.2 million ($27.5 million 2020) for the Province's share of the plan's net benefit liability after unamortized adjustments of $(30.9) million ($(39.9) million 2020).

As at 31 March 2021, the value of the Province's share of accrued benefits for all target benefit pension plans exceeded the value of the plan assets resulting in an actuarial benefit liability of $269.6 million ($540.5 million 2020). The calculation of this liability includes estimates of future events and market values of assets which can be volatile. Actual results may differ from the estimates used, creating a need for future adjustments. These adjustments are amortized into expense over the estimated remaining service life of employees, due to their tentative nature and the fact that further adjustments are likely to occur in the future. Currently, unamortized adjustments total $(542.1) million ($(869.0) million 2020). A valuation adjustment of $493.5 million ($550.1 million 2020) has been recorded to reflect the portion of the adjusted benefit asset of individual plans that exceeds the expected future economic benefit. The net pension liability after considering unamortized adjustments and valuation allowance is $221.0 million ($221.6 million 2020). This net balance, which is included in the amount reported on the Consolidated Statement of Financial Position, reflects the accounting methodology of deferring and amortizing the adjustments. This balance does not represent the actuarial pension liability.

The value of accrued benefits in the Retirement Allowance Plan totals $390.1 million ($387.1 million 2020). The calculation of this liability includes estimates of future events which can be volatile. Actual results may differ from the estimates used, creating a need for future adjustments. These adjustments are amortized into expense over the estimated remaining service life of employees, due to their tentative nature and the fact that further adjustments are likely to occur in the future. Currently, unamortized adjustments total $(8.7) million ($(6.5) million 2020). The net benefit liability after considering unamortized adjustments is $381.4 million ($380.6 million 2020).

The estimate of the Province's obligation for net pension and other employee future benefits is based on actuarial valuations for accounting purposes using the projected unit credit method, calculated as at the dates listed in section d). This method estimates the present value of retirement benefits associated with the period of employee service to the valuation date. In the years that accounting valuations are not prepared, the obligation is calculated by an extrapolation from the previous valuation. These actuarial valuations were based on a number of assumptions about future events, such as rates of return on assets, wage and salary increases and employee turnover and mortality disclosed in sections d) and e). Pension assets are measured at fair value. The obligation and assets of H-CUPE, H-CBE and the non-teaching school district plans (Sch-Mgt, GLTS, CUPE 2745) have been measured at 31 December. All other plans are measured at 31 March.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

c) Summary of Retirement Benefits Information

Retirement Benefit Liability and Expense (millions)

| | Pension Plans | | | | | | | | | | | | Other Benefit Plans | |
| | 2021 | | | | | | | | | | | 2020 | 2021 | 2020 |
	NBPSPP	NBTPP	Hospital Plans	School District Plans	Nursing Home Plans	SERP	Judges	Member	Part-Time	Ombud	Total	Total	Retirement Allowance	Retirement Allowance
Accrued benefit obligation beginning of year	$ 8,163.3	$ 2,812.2	$ 1,878.5	$ 652.3	$ 553.3	$ 338.1	$ 93.5	$ 60.1	$ --	$ --	$ 14,551.3	$ 14,086.2	$ 387.1	$ 402.1
Actuarial losses (gains)	474.5	174.1	133.7	33.3	36.7	26.5	1.8	2.7	--	--	883.3	4.7	4.8	17.0
Benefits accrued	195.1	58.2	65.8	17.3	23.5	12.2	3.9	--	--	--	376.0	370.2	27.9	27.2
Interest	474.8	165.8	104.6	33.5	33.3	9.5	4.0	1.6	--	--	827.1	805.7	10.8	11.4
Benefit payments	(426.0)	(154.5)	(71.0)	(30.3)	(33.9)	(15.4)	(3.3)	(3.4)	--	--	(737.8)	(715.5)	(40.5)	(70.6)
Accrued benefit obligation end of year	8,881.7	3,055.8	2,111.6	706.1	612.9	370.9	99.9	61.0	--	--	15,899.9	14,551.3	390.1	387.1
Plan assets beginning of year	7,717.8	2,886.2	1,709.5	496.1	479.0	37.1	50.9	--	--	--	13,376.6	13,612.4	--	--
Actuarial gains (losses)	693.6	275.8	16.1	(11.4)	58.4	--	4.3	--	--	--	1,036.8	(791.8)	--	--
Expected return on plan assets	450.5	170.8	96.8	25.4	29.0	--	3.1	--	--	--	775.6	794.2	--	--
Employer contributions	155.5	37.6	39.7	11.0	16.8	18.7	1.5	--	--	--	280.8	276.7	--	--
Employee contributions	106.9	35.1	39.1	4.9	10.1	3.2	0.6	--	--	--	199.9	197.2	--	--
Benefit payments	(426.0)	(154.5)	(71.0)	(30.3)	(33.9)	(15.4)	(3.3)	--	--	--	(734.4)	(712.1)	--	--
Plan assets end of year	8,698.3	3,251.0	1,830.2	495.7	559.4	43.6	57.1	--	--	--	14,935.3	13,376.6	--	--
Actuarial Benefit Liability	183.4	(195.2)	281.4	210.4	53.5	327.3	42.8	61.0	--	--	964.6	1,174.7	390.1	387.1
Unamortized Adjustments	(339.1)	(142.6)	(60.4)	(74.8)	(34.7)	(51.5)	4.7	(3.5)	--	--	(701.9)	(1,003.6)	(8.7)	(6.5)
Valuation Adjustment	155.7	337.8	--	--	14.4	--	--	--	--	--	507.9	564.4	--	--
Net Benefit Liability	$ --	$ --	$ 221.0	$ 135.6	$ 33.2	$ 275.8	$ 47.5	$ 57.5	$ --	$ --	$ 770.6	$ 735.5	$ 381.4	$ 380.6
Expense														
Employers' share of benefits earned	$ 42.3	$ 60.7	$ 66.4	$ 12.4	$ 21.9	$ 8.6	$ 3.3	$ --	$ 3.1	$ 0.2	$ 218.9	$ 217.4	$ 27.9	$ 27.2
Net interest	24.3	(5.0)	7.8	8.1	4.3	9.5	0.9	1.6	--	--	51.5	11.5	10.8	11.4
Amortization of adjustments	108.8	10.3	4.6	14.9	4.7	5.4	(1.1)	0.6	--	--	148.2	136.9	2.6	2.3
Change in valuation adjustment	(65.8)	9.2	--	--	0.1	--	--	--	--	--	(56.5)	(20.7)	--	--
Total retirement benefit expense	$ 109.6	$ 75.2	$ 78.8	$ 35.4	$ 31.0	$ 23.5	$ 3.1	$ 2.2	$ 3.1	$ 0.2	$ 362.1	$ 345.1	$ 41.3	$ 40.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

The defined benefit pension plans and target benefit pension plans have a combined actuarial pension liability of $770.6 million ($735.5 million 2020). This total includes plans that have assets in excess of the accrued benefit obligation. The plans with assets in excess of accrued benefit obligations have assets totaling $3,251.0 million ($2,886.2 million 2020) and an accrued benefit obligation totaling $3,055.8 million ($2,812.2 million 2020), resulting in net actuarial pension liability of $(195.2) million ($(74.0) million 2020).

The pension fund one-year rate of return as at 31 March 2021 for Judge is 14.92% ((1.46)% 2020), NH-Mgt 18.34% ((6.20)% 2020), NH-N&P 18.28% ((6.20)% 2020), NH-G&S 18.46% ((5.95)% 2020), NBPSPP is 15.12% ((1.54)% 2020), and NBTPP 15.74% ((1.75)% 2020).

The one-year rate of return as at 31 December 2020 for Sch-Mgt is 7.38% (15.89% 2019), GLTS 3.95% (11.70% 2019), CUPE 2745 3.76% (11.60% 2019), H-CUPE 7.30% (11.30% 2019) and H-CBE 6.78% (11.35% 2019).

As at 31 March 2021, NBPSPP, NBTPP, Sch-Mgt, NH-G&S, NH-N&P, NH-Mgt and Judge plans held a total of $52.2 million ($61.2 million 2020) in securities issued or guaranteed by the Province. These are measured at fair value.

As at 31 December 2020, H-CUPE, H-CBE, GLTS and CUPE 2745 plans held a total of $26.0 million ($25.4 million 2019) in securities issued or guaranteed by the Province. These are measured at fair value.

d) Actuarial Assumptions

Calculation of the Province's pension and other employee future benefit obligations and related expense is based on long term actuarial assumptions. Salary increase assumptions have been refined to include the short term.

The table below discloses the assumptions used in the actuarial valuations.

Plan	Date of Latest Actuarial Valuation	Discount Rate and Expected Rate of Return (%)	Inflation (%)	Rate of Pension Escalation after Retirement (%)	Annual Short Term Wage and Salary Increase (%)*	Annual Long Term Wage and Salary Increase (%)*
NBPSPP	01 Jan 2020	5.50	2.10	1.86	2.60	2.60
NBTPP	31 Aug 2019	5.55	2.10	1.58	1.50	2.60
H-CBE	31 Dec 2019	5.30	2.10	1.93	2.85	2.85
H-CUPE	31 Dec 2019	5.00	2.10	1.98	2.60	2.60
GLTS	01 Jan 2018	4.80	2.10	2.00	1.50	2.60
CUPE 2745	01 Jan 2018	4.80	2.10	2.00	5.00	2.60
Sch-Mgt	31 Dec 2020	2.78	1.70	1.70	2.20	2.20
NH-G&S	31 Dec 2019	5.65	2.10	2.00	2.60	2.60
NH-N&P	31 Dec 2019	5.65	2.10	2.10	2.60	2.60
NH-Mgt	31 Dec 2019	5.65	2.10	2.10	2.60	2.60
SERP	01 Jan 2020	2.78	1.70	1.51	2.20	2.20
Judge	01 Apr 2019	5.50	2.10	2 to 2.05	3.35	3.35
Member	31 Mar 2019	2.78	1.70	1.51	n/a	n/a
Retirement Allowance	31 Mar 2018	2.78	1.70	n/a	1.50	2.20

* excludes promotional scale

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

These assumptions, which are based on management's best estimate, have been used to determine the amount of the Province's obligation for pension and other employee future benefits outstanding and the value of benefits earned by employees during the fiscal year. Different assumptions have been used to determine the appropriate level of employee and employer contributions needed to fund the estimated cost of the plans.

e) Member Data

The following table lists data about the members of each plan.

Plan	Estimated Average Remaining Service Life (Years)	Number of Active Contributors	Number of Pensioners	Average Annual Salary of Contributors	Average Annual Pension
NBPSPP	16	19,698	17,351	$ 71,342	$ 24,167
NBTPP	15	8,792	9,529	$ 78,600	$ 32,523
H-CBE	15	9,401	3,718	$ 70,638	$ 22,979
H-CUPE	10	8,796	4,454	$ 41,800	$ 12,135
GLTS	8	1,942	1,871	$ 35,964	$ 11,979
CUPE 2745	9	643	568	$ 34,898	$ 8,724
Sch – Mgt	--	--	109	n/a	$ 12,475
NH-G&S	11	4,625	2,762	$ 32,240	$ 7,143
NH-N&P	9	577	429	$ 57,966	$ 11,430
NH-Mgt	8	202	278	$ 79,000	$ 14,000
SERP	14	413	3,081	$ 87,292	$ 5,012
Judge	9	27	34	$ 265,000	$ 58,310
Member					
Member	--	--	91	n/a	$ 27,372
Minister	--	--	55	n/a	$ 6,077

The Members' Pension Plan provides for a benefit based on years of service and salary as a Member and a benefit based on years of service and salary as a Minister. All Ministers are also included as a Member.

The average annual salary of contributors under the SERP relates to the amount in excess of the maximum salary covered under the NBPSPP.

NOTE 7   SICK LEAVE LIABILITY

The Province of New Brunswick's employees working full-time and part-time hours in government departments and agencies, school districts and other agencies receive sick leave that is earned at varying amounts per group. Unused hours can be carried forward for future paid leave, up to predetermined maximum amounts. This is an unfunded program with no specific assets segregated to meet the obligations when they come due. Actuarial estimates for this future liability have been completed and form the basis for the estimated liability reported in these Consolidated Financial Statements. The latest actuarial valuation was calculated as at 31 March 2021 for government departments and agencies, and school district employees. The latest actuarial valuations were completed between 31 December 2019 and 31 March 2021 for employees of other agencies. The sick leave liability for nursing homes has been estimated using summarized data of nursing home employees, and experience of employees in the Province's health care sector.

For the year ended 31 March 2021, the total expense related to sick leave benefits was $41.0 million ($36.7 million 2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Significant economic and demographic assumptions used in the actuarial valuations are:

Discount Rate:	Equal to the Province's long term borrowing rate of 2.78% as at 31 March 2021, and 2.76% as at 31 March 2020.	
Expected Average Remaining Service Lifetime (Years):	8.9 to 14.0	
Salary Growth Rate:	Short term 1.8% to 2.6%	Long term 1.8% to 3.5%

The following table presents the liability at 31 March:

	(millions)					
	2021					2020
	Government Departments and Agencies	School Districts	Nursing Homes	Other Agencies	Total	Total
Accrued benefit obligation beginning of year	$ 53.2	$ 88.3	$ 21.2	$ 123.5	**$ 286.2**	$ 266.4
Actuarial losses	4.7	3.2	2.1	9.1	**19.1**	22.5
Benefits accrued	5.8	7.5	2.2	13.4	**28.9**	26.3
Interest	1.4	2.4	0.6	3.5	**7.9**	7.8
Benefit payments	(7.4)	(10.4)	(3.8)	(18.2)	**(39.8)**	(36.8)
Accrued benefit obligation end of year	57.7	91.0	22.3	131.3	**302.3**	286.2
Unamortized adjustments opening balance	4.7	(20.6)	(4.8)	(20.3)	**(41.0)**	(21.1)
New adjustments	(4.7)	(3.2)	(2.1)	(9.1)	**(19.1)**	(22.5)
Amortization	(0.3)	1.6	0.8	2.1	**4.2**	2.6
Unamortized adjustments ending balance	(0.3)	(22.2)	(6.1)	(27.3)	**(55.9)**	(41.0)
Total Benefit Liability	$ 57.4	$ 68.8	$ 16.2	$ 104.0	**$ 246.4**	$ 245.2

Government Departments and Agencies include Opportunities New Brunswick and Service New Brunswick. Other agencies include Collège communautaire du Nouveau-Brunswick, EM/ANB Inc., Financial and Consumer Services Commission, Horizon Health Network, New Brunswick Community College, New Brunswick Legal Aid Services Commission, New Brunswick Research and Productivity Council, Recycle New Brunswick and Vitalité Health Network.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

NOTE 8   CONTAMINATED SITES

The Province recognizes a liability for the remediation of a contaminated site when the Province is responsible for remediation of the site and the cost of remediation can be reasonably estimated. In 2021, a liability of $47.5 million ($43.5 million 2020) has been accrued for the remediation of contaminated sites. This liability includes the net present value of $0.9 million of remediation costs to be incurred over the next five years. The net present value was calculated using a discount rate equal to the Province's five-year borrowing rate of 1.41% as at 31 March 2021. The liability is based on management's best estimate of the cost of remediation, using environmental assessment information available as at 31 March 2021. No liability has been recognized in relation to sites in which the Province does not expect to give up any future economic benefit, or where there is no basis for a reasonable estimate of the cost of remediation. The estimated liability will be updated in future periods as new information becomes available.

The following table discloses the total liability by nature and source:

				(millions)
Types of Sites	**Nature of Contaminate**	**Source of Contamination**	**Number of Sites**	**Liability**
Office/ Commercial/ Industrial	Metals, petroleum hydrocarbons, polyaromatic hydrocarbons, BTEX, etc.	Activities associated with the operations of the office, commercial or industrial facility could result in contamination from fuel storage or handling, waste sites, use of metal-based paint, etc. Sites often have multiple sources of contamination.	16	$ 3.1
Mineral Exploration Sites	Heavy metals, petroleum hydrocarbons, etc.	Mining activities; activities associated with mine operations e.g., fuel storage tanks, fuel handling, waste sites, etc. Sites often have multiple sources of contamination.	3	43.1
Fuel Related Practices	Petroleum hydrocarbons, polyaromatic hydrocarbons, BTEX, etc.	Activities associated with fuel storage and handling, e.g., aboveground storage tanks, underground storage tanks, fuel handling areas, pipelines, fueling stations, etc.	35	1.3
Total			54	$ 47.5

An additional environmental liability of $12.0 million ($12.0 million 2020) has been accrued by NB Power. The liability is included in the investment in NB Power in Schedule 4.

NOTE 9   OBLIGATIONS UNDER CAPITAL LEASES

The total future payments for capital leases amount to $694.8 million ($781.8 million 2020), consisting of $492.7 million ($541.3 million 2020) in principal and $202.1 million ($240.5 million 2020) in interest.

The lease agreements have terms of 10 to 30 years, with interest rates ranging from 4.4% to 8.8%. The most significant capital lease obligation relates to the Fredericton-Moncton Highway, with an obligation of $380.8 million, an interest rate of 6.4%, and a maturity date of November 2027.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Minimum annual principal and interest payments in each of the next five years are as follows:

Fiscal Year	(millions)
2021-2022	$ 92.3
2022-2023	$ 91.1
2023-2024	$ 89.0
2024-2025	$ 88.4
2025-2026	$ 84.7

NOTE 10 FUNDED DEBT OUTSTANDING

a) Funded Debt Outstanding

The following is a maturity schedule for the Province's Funded Debt.

Fiscal Year of Maturity	Interest Rate (%) Range	Currency	Amount	(millions) Total Funded Debt	NB Power	Funded Debt for Provincial Purposes
2021-2022	3.0 - 6.7	CAD	1,061.4	$ 1,061.4	$ (400.0)	$ 661.4
2022-2023	1.6 - 6.5	CAD	973.2	973.2	(100.0)	873.2
	2.5 - 8.8	USD	700.0	857.6	(125.8)	731.8
				1,830.8	(225.8)	1,605.0
2023-2024	2.9 - 6.1	CAD	1,171.2	1,171.2	(300.0)	871.2
	Floating	CAD	250.0	250.0	--	250.0
				1,421.2	(300.0)	1,121.2
2024-2025	3.7 - 5.8	CAD	917.1	917.1	(50.0)	867.1
2025-2026 & beyond	1.8 - 6.3	CAD	15,336.6	15,336.6	(3,725.0)	11,611.6
	3.6	USD	500.0	641.0	--	641.0
	0.1 - 0.3	CHF	925.0	1,242.7	--	1,242.7
	1.8	EUR	105.0	157.5	--	157.5
				17,377.8	(3,725.0)	13,652.8
Total Funded Debt				22,608.3	(4,700.8)	17,907.5
Add: CMHC Debentures (Maturity date: 2021 - 2030)	0.4 - 10.4			30.6	--	30.6
Add: Nursing Home Loans (Maturity date: 2021 - 2038)	0.0 - 10.0			376.1	--	376.1
Funded Debt Before Sinking Fund				23,015.0	(4,700.8)	18,314.2
Less: Sinking Fund Equity				5,911.8	(409.9)	5,501.9
Funded Debt Net of Sinking Fund Equity				$ 17,103.2	$ (4,290.9)	$ 12,812.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

b) Foreign Currency Denominated Debt

The preceding funded debt maturity schedule includes foreign currency denominated debt, which is subject to interest rate and currency swap agreements. These amounts have been reflected in the maturity schedule in the currency payable per each swap agreement, as described below.

			(millions)		
Fiscal Year of Maturity		Amount Payable in Original Currency	Amount Payable Per Financial Swap Agreement	Canadian Dollar Equivalent	
2022-2023		USD 600.0	CAD 731.8	$	731.8
2027-2028		USD 500.0	CAD 641.0		641.0
2028-2029		CHF 300.0	CAD 394.1		394.1
2031-2032		CHF 400.0	CAD 548.0		548.0
2032-2033		CHF 100.0	CAD 133.6		133.6
2039-2040		CHF 125.0	CAD 167.0		167.0
2047-2048		EUR 105.0	CAD 157.5		157.5
				$	2,773.0

c) CMHC Debentures

The CMHC Debentures principal repayment schedule is as follows:

Fiscal Year	(millions) Principal Repayment	
2021-2022	$	7.2
2022-2023		6.3
2023-2024		5.4
2024-2025		4.6
2025-2026 and thereafter		7.1
	$	30.6

d) Nursing Home Loans

Nursing Home loans, in the amount of $113.3 million, are secured by land and buildings. The Nursing Home Loans principal repayment schedule is as follows:

Fiscal Year	(millions) Principal Repayment	
2021-2022	$	34.8
2022-2023		27.6
2023-2024		24.2
2024-2025		50.1
2025-2026 and thereafter		239.4
	$	376.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

e) Sinking Fund

Pursuant to section 14 of the *Provincial Loans Act*, the Minister of Finance and Treasury Board maintains a General Sinking Fund for the repayment of funded debt either at maturity or upon redemption in advance of maturity. At 31 March 2021, the equity of the General Sinking Fund accumulated for the repayment of Provincial debt had a net book value of $5,501.9 million ($5,157.3 million 2020) and a market value of $6,020.1 million ($5,854.4 million 2020). The market value is based on quoted market prices in active markets. Where quoted prices in active markets are not available, valuation techniques based on observable inputs are used. Assets of the fund include bonds and debentures issued or guaranteed by the Province, with a net book value at 31 March 2021 of $1,897.3 million ($1,689.1 million 2020).

The following table shows the components of the Sinking Fund:

	(millions)		
	Consolidated Fund	NB Power	Total
Fund Equity, beginning of year	$ 5,157.3	$ 593.6	$ 5,750.9
Sinking Fund Earnings	203.1	(3.1)	200.0
Installments	190.4	49.4	239.8
Paid for Debt Retirement	(48.9)	(230.0)	(278.9)
Fund Equity, end of year	$ 5,501.9	$ 409.9	$ 5,911.8

The following estimated payments are required in each of the next five years to meet the sinking fund provisions of existing debt:

	(millions)		
Fiscal Year	Total Installments on Debt	NB Power	Installments on Provincial Purpose Debt
2021-2022	$ 225.1	$ (47.0)	$ 178.1
2022-2023	$ 197.4	$ (40.8)	$ 156.6
2023-2024	$ 183.2	$ (37.8)	$ 145.4
2024-2025	$ 174.0	$ (37.3)	$ 136.7
2025-2026	$ 165.8	$ (37.3)	$ 128.5

f) Balance of Borrowing Authority Under Provincial Loans Act

The balance of borrowing authority granted under the *Provincial Loans Act* is as follows:

	(millions)			
	Balance 2020	Authority Granted During the Year	Borrowing During the Year	Balance 2021
Loan Act 2012	$ 25.3	$ --	$ --	$ 25.3
Loan Act 2016	10.2	--	--	10.2
Loan Act 2020	300.0	--	178.2	121.8
	$ 335.5	$ --	$ 178.2	$ 157.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Under the authority of subsection 3(1) of the *Provincial Loans Act*, the Province may borrow sums required for the repayment, refinancing or renewal of securities issued or for the payment of any loan or liability, repayment of which is guaranteed by the Province. This authority is in addition to the authorities listed above.

NOTE 11 TANGIBLE CAPITAL ASSETS

Tangible capital assets include acquired, built, developed and improved tangible assets, whose useful life extends beyond the fiscal year and which are intended to be used on an ongoing basis for producing goods or delivering services.

Certain assets which have historical or cultural value, including works of art, historical documents and historical and cultural artifacts are not recognized as tangible capital assets. Land used as a site for a historical collection has been valued at $1. Intangibles and items inherited by right of the Crown, such as inherited Crown lands, forests and mineral resources, are not recognized in the Consolidated Financial Statements because the costs, benefits and economic value of such items cannot be reasonably and verifiably quantified. Assets under construction are not amortized until the asset is available to be put into service.

Calculation of opening balances include, where available, acquisition totals reported in Public Accounts from 1973 to 2004. Surfacing costs have been segregated starting in 2005. Prior to 2005, these costs were included in roads, highways and bridges.

Tangible capital assets are amortized on a straight-line basis over their estimated useful lives as noted in the table that follows. One-half of the annual amortization is charged in the year of acquisition and in the year of disposal.

Included in the closing costs of the various asset classes as of 31 March 2021 are costs for assets under construction, which are not amortized. These costs are: buildings and land improvements ($245.5 million); roads, bridges, and highways ($199.2 million); water management systems ($3.2 million); computer hardware ($1.3 million) and computer software ($23.5 million). Also included in the closing costs are capital lease amounts as follows: buildings and land improvements (cost $228.0 million and accumulated amortization of $63.3 million); roads, bridges and highways (cost $843.0 million and accumulated amortization $328.8 million); and vehicles and equipment (cost $36.0 million and accumulated amortization $16.4 million). Contributed roads totaling $1.0 million were acquired during the year and have been included in the closing cost of roads, bridges, and highways as of 31 March 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

(millions)

	Land	Buildings and Land Improvements	Machinery and Equipment	Ferries and Landings	Vehicles and Mobile Heavy Equipment	Roads, Bridges and Highways	Dams and Water Management Systems	Computer Hardware and Software	2021 Total	2020 Total
Estimated Useful Life (Years)	Indefinite	20-40	5-15	40-50	5-20	20-50	20-50	5-15		
Cost										
Opening Costs	$ 384.5	$ 5,366.4	$ 845.2	$ 144.7	$ 267.6	$ 9,892.0	$ 60.9	$ 240.4	$ 17,201.7	$ 16,788.0
Additions	0.7	123.9	54.3	--	26.2	275.5	2.0	18.1	**500.7**	464.5
Disposals	(0.2)	(1.2)	(18.0)	--	(26.5)	(57.1)	(17.4)	(17.2)	**(137.6)**	(32.2)
Adjustments	--	--	(4.6)	--	--	--	--	--	**(4.6)**	(8.8)
Impairments	--	(1.3)	--	--	--	--	--	--	**(1.3)**	(9.8)
Closing Costs	385.0	5,487.8	876.9	144.7	267.3	10,110.4	45.5	241.3	**17,558.9**	17,201.7
Accumulated Amortization										
Opening Accumulated Amortization	--	2,509.8	647.3	32.6	163.9	4,535.2	11.2	168.8	**8,068.8**	7,590.0
Amortization	--	135.2	40.1	3.8	19.2	298.6	1.7	16.2	**514.8**	508.6
Disposals	--	(0.2)	(17.6)	--	(23.9)	(31.7)	(1.4)	(16.1)	**(90.9)**	(21.1)
Adjustments	--	(1.7)	(4.6)	--	--	--	--	--	**(6.3)**	(8.7)
Closing Accumulated Amortization	--	2,643.1	665.2	36.4	159.2	4,802.1	11.5	168.9	**8,486.4**	8,068.8
Net Book Value	$ 385.0	$ 2,844.7	$ 211.7	$ 108.3	$ 108.1	$ 5,308.3	$ 34.0	$ 72.4	**$ 9,072.5**	$ 9,132.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

NOTE 12 RESTRUCTURING TRANSACTIONS

New Brunswick Credit Union Deposit Insurance Corporation

On 1 January 2020 a new *Credit Unions Act* was proclaimed which dissolved Brunswick Credit Union Stabilization Board Limited, transferring its prudential oversight responsibilities to the Financial and Consumer Services Commission and its responsibility to administer the stabilization fund to New Brunswick Credit Union Deposit Insurance Corporation. As a consequence of sections 301 and 302 of the *Credit Unions Act*, all of Brunswick Credit Union Stabilization Board Limited's financial assets and financial liabilities were transferred to New Brunswick Credit Union Deposit Insurance Corporation immediately prior to its dissolution on 31 December 2019.

All financial assets and liabilities were transferred for nominal consideration and recorded at their fair market value on 31 December 2019, which was Brunswick Credit Union Stabilization Board Limited's carrying value at the time of the transfer. The difference between the fair market value of the financial assets and financial liabilities was recorded as revenue during the year.

The fair value of the assets and the liabilities transferred were as follows:

	(millions)
Cash	$ 0.4
Investment cash	0.1
Assessment receivables	0.3
Investments	23.1
Total Assets Recognized	23.9
Accounts payable and accrued liabilities	0.1
Severance payable	0.6
Total Liabilities Recognized	0.7
Gain from Restructuring	$ 23.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

NOTE 13 DEBT CHARGES

The total cost of interest, exchange, amortization and related expenses is $515.7 million ($478.7 million 2020), which consists of:

	(millions)	
	2021	**2020**
Interest on Funded Debt	$ 806.0	$ 824.3
Interest on Short Term Borrowing	6.5	24.1
Short Term Investment Income	(20.4)	(55.8)
Interest on Fredericton – Moncton Highway Capital Lease	27.8	30.8
Interest on Other Capital Leases	6.1	6.1
Foreign Exchange Expense	(4.9)	(7.2)
Amortization of Discounts and Premiums	(0.1)	5.9
Other Expenses	1.1	0.7
	822.1	828.9
Interest Recovery for Debt Incurred for NB Power	(175.4)	(186.4)
Service of the Public Debt	646.7	642.5
Sinking Fund Earnings	(203.1)	(204.7)
	443.6	437.8
Pension Interest	51.5	11.5
Interest on Debt to Finance Student Loan Portfolio	4.1	10.9
Interest on CMHC Debentures	1.3	1.6
Interest on Nursing Home Debt	15.2	16.9
	$ 515.7	$ 478.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

NOTE 14 SEGMENT REPORTING

Segment reporting is intended to provide supplementary information on the Province's revenue and expenses. The segments have been defined based on the accountability and control relationships between the Government and the various organizations within the reporting entity. Although the government controls all the entities included, there are varying levels of accountability. The segments are defined as: Government Departments and Some Agencies; Schools, Colleges, and Hospitals; and Other Consolidated Entities. An Inter-segment Eliminations column is added to eliminate double counting between segments and to reconcile to the Consolidated Statement of Operations. The extent of these items was $(85.9) million in 2021 ($21.2 million 2020). Eliminations between the Province and entities impact asset and liability accounts with respect to tangible capital assets and deferred contributions from the Province. Transactions between segments are recorded at cost.

The Government Departments and Some Agencies segment represents the group most directly accountable to Treasury Board and Cabinet. The segment includes all line departments such as Health, Education and Early Childhood Development, and Transportation and Infrastructure as well as the following agencies: Arts Development Trust Fund, Economic and Social Inclusion Corporation, Environmental Trust Fund, Labour and Employment Board, New Brunswick Agricultural Insurance Commission, New Brunswick Highway Corporation, New Brunswick Housing Corporation, New Brunswick Police Commission, New Brunswick Women's Council, Premier's Council on Disabilities, and Sport Development Trust Fund.

The Schools, Colleges, and Hospitals are disclosed separately due to the magnitude of their operations and the fact they are somewhat removed from day to day control of Treasury Board and Cabinet. The organizations included in this segment are: Anglophone East School District, Anglophone North School District, Anglophone South School District, Anglophone West School District, Collège communautaire du Nouveau-Brunswick, Francophone nord-est school district, Francophone nord-ouest school district, Francophone sud school district, Horizon Health Network, New Brunswick Community College and Vitalité Health Network.

Other Consolidated Entities are also somewhat removed and independent with respect to day to day operations yet still controlled by government under the Public Sector Accounting Board's criteria for control. The organizations included in this segment are: Atlantic Education International Inc., CMC, Centre communautaire Sainte-Anne, EM/ANB Inc., Financial and Consumer Services Commission, Forest Protection Limited, Kings Landing Corporation, NBCUDIC, New Brunswick Energy Solutions Corporation, New Brunswick Energy and Utilities Board, New Brunswick Health Council, New Brunswick Immigrant Investor Fund (2009) Ltd., New Brunswick Legal Aid Services Commission, New Brunswick Lotteries and Gaming Corporation, New Brunswick Research and Productivity Council, Opportunities New Brunswick, Provincial Holdings Ltd., Recycle New Brunswick, Regional Development Corporation, Service New Brunswick, and the not-for-profit nursing homes listed in Schedule 26. This segment also includes government business enterprises: NB Liquor, NBMFC and NB Power.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

(millions)

	Government Departments and Some Agencies		Schools, Colleges and Hospitals		Other Consolidated Entities		Inter-segment Eliminations		Consolidated Total	
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue										
Provincial Sources										
Tax Revenue	$ 4,803.7	$ 4,804.4	$ --	$ --	$ --	$ --	$ --	$ --	$ 4,803.7	$ 4,804.4
Non Tax Revenue	665.4	693.1	177.3	207.4	340.7	392.0	--	--	1,183.4	1,292.5
Government Business Enterprises	--	--	--	--	202.0	158.2	--	--	202.0	158.2
Transfers Between Entities	116.7	140.5	3,280.6	3,087.5	845.0	814.0	(4,242.3)	(4,042.0)	--	--
Federal Sources										
Federal Government Transfers	3,994.3	3,484.7	27.0	32.7	79.6	119.4	--	--	4,100.9	3,636.8
Other	28.2	--	--	--	--	--	--	--	28.2	--
	9,608.3	9,122.7	3,484.9	3,327.6	1,467.3	1,483.6	(4,242.3)	(4,042.0)	10,318.2	9,891.9
Expense										
Employee Benefits	1,030.5	1,068.2	2,591.1	2,565.3	653.9	647.0	(14.1)	(41.0)	4,261.4	4,239.5
Operating Costs and Other Services	2,023.9	1,920.9	217.8	231.8	219.9	198.5	(86.2)	(66.9)	2,375.4	2,284.3
Grants and Subsidies	1,049.4	1,059.5	1.8	2.4	176.6	247.4	--	(0.5)	1,227.8	1,308.8
Materials and Supplies	222.0	178.5	476.3	475.9	60.7	58.8	(2.5)	(2.6)	756.5	710.6
Debt and Other Charges	717.9	741.5	7.2	7.3	23.0	32.7	--	(0.1)	748.1	781.4
Amortization	420.8	411.7	63.5	63.8	30.5	33.1	--	--	514.8	508.6
Property and Equipment	34.8	40.2	15.9	14.0	36.1	34.0	(61.1)	(78.2)	25.7	10.0
Transfers Between Entities	3,881.3	3,739.0	--	--	111.2	134.9	(3,992.5)	(3,873.9)	--	--
	9,380.6	9,159.5	3,373.6	3,360.5	1,311.9	1,386.4	(4,156.4)	(4,063.2)	9,909.7	9,843.2
Surplus (Deficit)	$ 227.7	$ (36.8)	$ 111.3	$ (32.9)	$ 155.4	$ 97.2	$ (85.9)	$ 21.2	$ 408.5	$ 48.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

NOTE 15 CONTINGENCIES

a) Contingent Liabilities

Loan Guarantees

The Province has guaranteed certain debt of entities external to the Provincial Reporting Entity under the authority of various statutes. Guarantees issued under the *Agricultural Development Act* and the *Opportunities New Brunswick Act* are issued to facilitate the establishment, development or maintenance of industry in a variety of areas. Loans guaranteed under these acts have guarantee fees ranging from 0% to 1.5%, maturity dates ranging from 2021 to 2027, and security pledged by the loan recipient includes accounts receivable, inventory, other assets, general security agreements, shareholder loan postponements, and personal and corporate guarantees.

At 31 March 2021, the total contingent liability in respect of these guarantees was $17.8 million ($18.2 million 2020), of which the Province has recognized $10.0 million as a liability on the consolidated statement of financial position ($12.0 million 2020).

			(millions)			
	Authorized Limit		**Principal Guaranteed**		**Allowance for Loss (Schedule 6)**	
Agricultural Development Act	$	2.1	$	2.1	$	1.9
Opportunities New Brunswick Act	$	30.4		15.7		8.1
			$	17.8	$	10.0

Other Guarantees

The Province guarantees the payment of principal and interest of any borrowing by New Brunswick Municipal Finance Corporation. In the event of a defaulted payment, the Province shall recover such amounts from the defaulting municipality or from the defaulting municipality that has provided the guarantee for the defaulting municipal enterprise. As of 31 December 2020, total debenture debt outstanding was $938.9 million ($934.2 million 2019).

New Brunswick Credit Union Deposit Insurance Corporation (NBCUDIC) provides deposit insurance to members of credit unions in New Brunswick to a maximum of $250,000 for each member. As of 31 March 2021, deposits of the credit unions totalled $1,190.0 million ($1,070.0 million 2020). In addition, NBCUDIC has guaranteed specific losses up to $2.0 million.

One nursing home has guaranteed the debt of a related party. As at 31 March 2020, the guarantee totalled $0.4 million ($0.6 million 2019).

Insurance

The Province does not carry general liability insurance or property insurance on its assets except in a few limited instances. Any successful liability claims against the Province and any replacement of lost or damaged property are charged to expense in the year of settlement or replacement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Legal Actions

The Province of New Brunswick is involved in various legal proceedings arising from government activities. Amounts totalling $20.2 million ($22.1 million 2020) have been accrued in these consolidated financial statements which represents management's best estimate of the likely losses due to legal actions. The Province of New Brunswick is also involved in various legal actions, some of which may be significant, the outcome of which is not determinable.

b) Contingent Assets

Legal Actions

The Province of New Brunswick has made claims against several companies in the tobacco industry pursuant to the *Tobacco Damages and Health Care Costs Recovery Act*. The amount of the potential recovery cannot be reasonably estimated.

New Brunswick Credit Union Deposit Insurance Corporation is involved in a legal action. Management estimates that contingent gains are likely to accrue to the Province, but these cannot be reasonably estimated.

NOTE 16 COMMITMENTS

a) Operating Leases

The total future minimum payments under various operating lease agreements, including those of government business enterprises for the rental of space and equipment, amounts to $256.6 million ($265.7 million 2020). Minimum annual lease payments in each of the next five years are as follows:

Fiscal Year	(millions)
2021-2022	$ 64.9
2022-2023	$ 52.4
2023-2024	$ 39.3
2024-2025	$ 28.8
2025-2026	$ 20.6

NB Power has also entered into various agreements related to the purchase and transmission of electricity.

b) Contractual Obligations

Contractual obligations represent a legal obligation of the Province to others and will become liabilities in the future when the terms of the contract are met.

The nature of the Province's activities results in significant multi-year contracts and obligations. The Province currently has outstanding contractual commitments of $6,748.8 million. Significant commitments and agreements are as follows:

	(millions)
Departments	$ 2,803.0
Other Government Entities	$ 2,081.8
Government Business Enterprises	$ 1,864.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Significant commitments and agreements include:

Departments

	(millions)					
	2022	**2023**	**2024**	**2025**	**2026+**	**Totals**
Agriculture, Aquaculture & Fisheries						
Canadian Agricultural Partnership	$ 6.9	$ 6.8	$ --	$ --	$ --	$ 13.7
Atlantic Fisheries Fund	6.2	6.1	6.1	--	--	18.4
Various agreements	1.1	0.3	--	--	--	1.4
Environment and Local Government						
Various agreements	0.7	0.6	0.6	0.6	0.1	2.6
General Government						
ERP solution implementation agreement	7.3	5.5	3.7	1.9	--	18.4
Health						
Various Health Care Services	35.5	14.6	8.3	5.8	2.4	66.6
Justice and Public Safety						
Public Police Service Agreement	87.5	87.5	87.5	87.5	700.0	1,050.0
Various agreements	5.4	2.7	2.7	2.8	--	13.6
Natural Resource and Energy Development						
Small Modular Reactor Development Agreement	10.0	5.0	--	--	--	15.0
Various agreements	4.2	1.9	0.7	0.9	0.5	8.2
Post-Secondary Education Training and Labour						
Medical Seat Agreements	30.5	30.7	30.9	25.5	25.4	143.0
Apprenticeship	11.5	--	--	--	--	11.5
Social Development						
Nursing Home Services	62.2	63.5	64.7	66.0	694.5	950.9
Youth Group Homes	26.5	--	--	--	--	26.5
Adult Developmental Activities, Programs & Training	1.3	--	--	--	--	1.3
Tourism, Heritage and Culture						
Various agreements	1.2	0.9	0.8	--	--	2.9
Transportation and Infrastructure						
Various Capital Projects	243.6	51.1	18.0	1.9	--	314.6
Fundy Islands Ferry Services Project Operations Agreement	21.4	21.9	22.5	23.1	47.7	136.6
Permanent Bridges and Highways	7.8	--	--	--	--	7.8
Total	**$ 570.8**	**$ 299.1**	**$ 246.5**	**$ 216.0**	**$ 1,470.6**	**$ 2,803.0**

In addition to the above, through the Department of Agriculture, Aquaculture and Fisheries, the Province has commitments to the Government of Canada under the Canadian Agricultural Partnership, where the Province provides 24% - 40% of program payments to clients.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Other Government Entities

				(millions)			
	2022	2023	2024	2025	2026+	Totals
Collège communautaire du Nouveau-Brunswick						
Various agreements	$ 0.5	$ 0.1	$ --	$ --	$ --	$ 0.6
EM/ANB Inc.						
Ambulance Services	32.9	32.9	32.9	32.7	65.8	197.2
Extra-Mural Program	2.9	2.9	2.9	2.9	7.9	19.5
New Brunswick Highway Corporation						
Maintenance and Rehabilitation of the Fredericton to Moncton Highway	14.5	15.8	59.4	33.0	155.4	278.1
Maintenance and Rehabilitation of the Trans-Canada Highway from the Quebec border to Longs Creek	25.6	26.1	26.7	27.3	249.3	355.0
Maintenance and Rehabilitation of the Route 1 Gateway	23.9	24.5	25.0	25.6	467.4	566.4
Opportunities NB						
Financial Assistance	16.2	10.3	7.1	7.5	1.0	42.1
Regional Development Corporation						
Canada - New Brunswick Agreements	176.1	96.9	79.4	4.0	9.1	365.5
Fund Management and Administration	23.1	18.2	--	--	--	41.3
Regional Development Initiatives	8.9	--	--	--	--	8.9
Community Development Initiatives	18.1	5.4	2.6	--	--	26.1
Regional Health Authorities						
Various agreements	22.0	10.4	5.8	4.8	6.5	49.5
School Districts						
Various agreements	5.8	3.3	1.3	0.4	--	10.8
Service New Brunswick						
Various agreements	37.9	18.7	17.2	12.7	34.3	120.8
Total	$ 408.4	$ 265.5	$ 260.3	$ 150.9	$ 996.7	$ 2,081.8

Government Business Enterprises

NB Power						
Fuel Contracts	$ 151.0	$ 135.0	$ 135.0	$ 98.0	$ 1,112.0	$ 1,631.0
Committed Capital	88.0	39.0	31.0	--	--	158.0
Other Commitments	13.0	11.0	9.0	9.0	33.0	75.0
Total	$ 252.0	$ 185.0	$ 175.0	$ 107.0	$ 1,145.0	$ 1,864.0

NOTE 17 CONTRACTUAL RIGHTS

Contractual rights are rights of the Province to economic resources arising from contracts or agreements that will result in both assets and revenues in the future when the terms of those contracts or agreements are met.

The nature of the government's activities results in significant multi-year contracts and rights. The Province currently has outstanding contractual rights of $2,213.5 million. Significant agreements are as follows:

	(millions)
Departments	$ 1,344.6
Other Government Entities	$ 868.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Significant contracts and agreements include:

Departments

	(millions)					
	2022	2023	2024	2025	2026+	Totals
Agriculture, Aquaculture and Fisheries						
Canadian Agricultural Partnership: Multilateral Framework Agreement	$ 3.8	$ 3.8	$ --	$ --	$ --	$ 7.6
Education and Early Childhood Development						
Canada-New Brunswick Early Learning and Childcare Agreement	9.7	9.7	9.7	9.7	29.0	67.8
Official Language in Education Agreement	15.0	15.0	--	--	--	30.0
General Government						
Various Agreements	1.5	1.4	--	--	--	2.9
Health						
Canada-New Brunswick Home and Community Care and Mental Health and Addictions Services Funding Agreement	30.9	24.7	24.7	24.7	49.4	154.4
Health Canada Funding Agreements	11.5	--	--	--	--	11.5
Canada Health Infoway	5.0	1.0	--	--	--	6.0
Other Agreements	1.9	0.3	0.1	--	--	2.3
Justice and Public Safety						
Federal Disaster Financial Assistance Program	23.5	13.9	--	--	--	37.4
Youth Justice Services Agreement	3.9	3.9	--	--	--	7.8
Other Agreements	6.9	2.7	0.7	0.7	0.7	11.7
Post Secondary Education, Training and Labour						
Labour Market Development Agreement	113.4	113.0	96.4	96.4	96.4	515.6
Workforce Development Agreement	18.9	19.1	15.0	15.0	15.0	83.0
Other Agreements	0.9	0.4	0.3	--	--	1.6
Social Development						
Bilateral Agreement	14.8	19.5	21.5	25.1	95.0	175.9[1]
Social Housing Agreement	18.9	16.2	13.5	11.0	26.9	86.5
Tourism, Heritage and Culture						
Various Agreements	0.5	--	--	--	--	0.5
Transportation and Infrastructure						
Provincial Territorial Infrastructure Component Agreement	19.3	19.3	32.2	20.3	29.2	120.3[2]
National Trade Corridors Fund	4.5	4.6	2.0	7.8	--	18.9
Other Agreements	2.7	0.2	--	--	--	2.9
Total	$ 307.5	$ 268.7	$ 216.1	$ 210.7	$ 341.6	$ 1,344.6

[1] The Bilateral Agreement is claim based. The maximum amount of eligible future costs that could be claimed through this agreement is $176.0 million.

[2] The Provincial Territorial Infrastructure Component Agreement is claim based. The maximum amount of eligible future costs that could be claimed through this agreement is $120.3 million.

Through the Department of Health, the Province is party to several agreements which entitle the Province to rebates based on the volume of eligible goods purchased.

Through the Departments of Agriculture, Aquaculture and Fisheries, and Natural Resources and Energy Development, the Province is party to numerous crown land lease and right of way agreements, which entitle the Province to revenue over the term of the agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Through the Department of Social Development, the Province is party to numerous housing and residential unit leases, which entitle the Province to revenue over the term of the agreements.

Through the Department of Natural Resources and Energy Development, the Province is entitled to royalty revenue, the most significant of which is timber royalty revenue, which is based on cubic meters of wood harvested, and varies according to the species and product being harvested.

Other Government Entities

		2022	2023	2024	2025	2026+	Totals
				(millions)			
Provincial Holdings Ltd.							
Various Agreements	$	1.0 $	0.9 $	0.9 $	0.9 $	10.5 $	14.2
Regional Development Corporation							
Federal/Provincial Agreements		190.1	107.2	90.9	30.5	435.5	854.2[1]
Other		0.1	0.1	0.1	0.1	0.1	0.5
Total	$	191.2 $	108.2 $	91.9 $	31.5 $	446.1 $	868.9

[1] The Federal/Provincial Agreements includes claim based agreements. The maximum amount of eligible future costs that could be claimed through these agreements is $710.8 million.

Through New Brunswick Agriculture Insurance Commission, the Province is party to a Canadian Agricultural Partnership agreement, which entitles the Province to revenue from the federal government based on 60% of eligible costs incurred in certain programs.

NOTE 18 SPECIAL PURPOSE ACCOUNTS

Special Purpose Account revenue earned but not spent accumulates as a surplus in that account and may be spent in future years for the purposes specified. At 31 March 2021, the accumulated surplus in all Special Purpose Accounts totaled $139.4 million ($127.3 million 2020). This total is a component of net debt and accumulated deficit.

Descriptions of Major Special Purpose Accounts

CMHC

CMHC funding is used to provide funding for the operation of the programs that fall under the administration of the Social Housing Agreement. Fund revenues include interest earned on the fund, interest earned from second mortgages, and the cumulative excess of funding for social housing not spent to date. Expenditures from the fund are for approved CMHC program funding, any annual excess of which may be carried over for future program expenditures until the agreement expiration date in 2034. The accumulated surplus in CMHC funding at 31 March 2021 was $16.9 million ($19.6 million 2020).

Environmental Trust Fund

The Environmental Trust Fund provides financial assistance for eligible projects that are within the following categories: protection, restoration, sustainable development, conservation, education and beautification. Actual costs are reimbursed by the Environmental Trust Fund for eligible activities. The accumulated surplus as at 31 March 2021 was $37.0 million ($30.9 million 2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

School District Self-Sustaining Accounts

Self-Sustaining Accounts record school district revenue and expenses for non-educational services such as the rental of school facilities, cafeteria operations and foreign student tuition fees. These special purpose accounts also record partnership activities with third parties to provide resources, services or grants to students. The accumulated surplus in school district self-sustaining accounts at 31 March 2021 was $59.5 million ($52.6 million 2020).

The following table summarizes the change in the accumulated Special Purpose Account surplus:

	(millions)			
	2020	2021		
	Accumulated Surplus	Revenue	Expense	Accumulated Surplus
Archives Trust Account	$ 0.1	$ --	$ --	**$ 0.1**
Arts Development Trust Fund	--	1.2	1.2	**--**
Cannabis Education and Awareness Fund	1.0	0.6	--	**1.6**
CMHC	19.6	0.1	2.8	**16.9**
Crime Prevention Fund	--	1.1	1.1	**--**
Drinking Driver Re-education Account	0.3	0.3	0.3	**0.3**
Environmental Trust Fund	30.9	11.4	5.3	**37.0**
Fish Stocking Fund	1.3	0.3	0.5	**1.1**
Fred Magee Account	0.4	--	--	**0.4**
Go NB	0.2	3.6	3.6	**0.2**
Health Services Liability Protection Plan	--	2.8	2.8	**--**
International Projects	--	0.4	0.4	**--**
Land Management Fund	6.7	1.6	1.6	**6.7**
Library Account	0.5	0.5	0.4	**0.6**
Municipal Police Assistance Fund	3.1	2.2	2.5	**2.8**
National Safety Code Agreement	--	0.2	0.2	**--**
Natural Resources and Energy Development Recoverable Projects	--	3.2	3.2	**--**
NB 911 Service Fund	2.7	6.6	5.6	**3.7**
Proceeds of Crime Trust Fund	1.0	0.7	0.7	**1.0**
Provincial Parks	0.3	--	--	**0.3**
Public/Private Partnership Projects	0.2	--	--	**0.2**
Renovation of Old Government House	0.3	--	0.1	**0.2**
School District Scholarship and Trusts	--	0.2	0.2	**--**
School District Self-Sustaining Accounts	52.6	37.5	30.6	**59.5**
Sport Development Trust Fund	--	1.0	1.0	**--**
Strait Crossing Finance Inc.	--	0.1	0.1	**--**
Trail Management Trust Fund	1.4	2.0	1.8	**1.6**
Training Recoverable Projects	2.5	2.7	2.4	**2.8**
Victim Services Account	0.8	2.1	2.0	**0.9**
Wildlife Trust Fund	1.4	1.2	1.1	**1.5**
	$ 127.3	$ 83.6	$ 71.5	**$ 139.4**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

NOTE 19 TRUST FUNDS

The Province is trustee for various trust funds outside the Provincial Reporting Entity.

The following is a summary of the trust fund equities calculated using the method indicated below to value investment assets:

	(millions)			
	2021		**2020**	
Cost Method:				
Margaret R. Lynds Bequest	$	0.1	$	0.1
Mental Health Trust Fund		1.6		1.5
Viscount Bennett Bequest		0.2		0.2
Public Health Network Council		0.4		--
Training Completions Fund		6.4		6.2
	$	8.7	$	8.0
Market Value Method:				
Judges' Superannuation Fund	$	57.1	$	54.8
Office of the Public Trustee Trust Fund		10.6		14.3
Pension Plan for the Management Employees of New Brunswick School Districts		1.3		2.6
Pension Plan for General Labour, Trades and Services Employees of New Brunswick School Districts		398.5		401.1
Pension Plan for Full-Time CUPE 2745 Employees of New Brunswick School Districts		95.9		96.1
Supplementary Retirement Plan		44.2		37.6
	$	607.6	$	606.5

The Margaret R. Lynds Bequest awards three annual scholarships of equal value to students pursuing the study of communications at specified universities. The Mental Health Trust Fund is used to pay for psychoanalysis treatment of deserving New Brunswick residents. The income from the Viscount Bennett Bequest is used to develop the Province's historic resources. The Training Completions Fund is used to protect students from risk of financial loss resulting from the unexpected closure of a Private Occupational Training Organization. The Public Trustee of New Brunswick protects the financial and personal interests of the elderly, the mentally challenged, children, missing or deceased persons, when there is no one else able and willing to do so.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

NOTE 20 INTER-ENTITY TRANSACTIONS AND RELATED PARTY DISCLOSURES

Included in these Consolidated Financial Statements are insignificant transactions with various organizations that, due to common control or ownership by the Province, are deemed to be related parties. These organizations include provincial crown corporations, agencies, boards, commissions and government not-for-profit organizations. Significant inter-entity transactions have been offset and eliminated for purposes of consolidated reporting, with the exception of transactions described in Note 4.

Related parties also include key management personnel and their close family members, and any entities affiliated with them. Key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Province, and have been identified as the Premier, senior staff of Executive Council Office, Ministers, Deputy Ministers, Executive Assistants to Ministers, and the equivalent positions within the Province's controlled entities. For the year ended 31 March 2021, there were no material transactions that occurred at a value other than fair market value between the Province and key management personnel, their close family members, or any entities with which they are affiliated.

NOTE 21 COMPARATIVE FIGURES

Certain of the 2020 figures have been reclassified to conform with the presentation adopted for 2021.

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

	(millions)	
	2021	**2020**
SCHEDULE 1		
CASH AND SHORT TERM INVESTMENTS		
Cash	$ **2,402.1**	$ 2,251.1
Short Term Investments	**627.2**	722.4
	$ **3,029.3**	$ 2,973.5
SCHEDULE 2		
RECEIVABLES AND ADVANCES		
Accounts Receivable		
General Receivables	$ **363.5**	$ 354.1
Less: Allowance for Doubtful Accounts	**117.1**	114.8
	246.4	239.3
Due from Federal Government	**160.2**	180.5
Loan Guarantees Receivable		
Loan Guarantees	**82.4**	126.4
Less: Allowance for Doubtful Accounts	**81.7**	125.8
	0.7	0.6
Advances		
Advances	**9.0**	8.8
Less: Allowance for Doubtful Accounts	**4.2**	4.2
	4.8	4.6
Interest Receivable		
Student Loans	**30.8**	31.3
Other	**24.1**	30.1
	54.9	61.4
Less: Allowance for Doubtful Accounts	**43.7**	48.5
	11.2	12.9
	$ **423.3**	$ 437.9
SCHEDULE 3		
TAXES RECEIVABLE		
Real Property Tax	$ **1,265.6**	$ 1,264.0
Gasoline and Motive Fuels Tax	**18.2**	22.6
Royalties and Stumpage on Timber	**16.6**	17.8
Tobacco Tax	**11.5**	9.3
Carbon Emitting Products Tax	**10.8**	--
Other	**5.9**	7.0
	1,328.6	1,320.7
Less: Allowance for Doubtful Accounts	**39.2**	36.0
	$ **1,289.4**	$ 1,284.7

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

		(millions)		
		2021		**2020**
SCHEDULE 4				
INVESTMENT IN GOVERNMENT BUSINESS ENTERPRISES				
New Brunswick Power Corporation	$	317.0	$	291.0
Less: regulatory deferral adjustment (Note 4)		(105.6)		(111.3)
New Brunswick Liquor Corporation		43.1		68.9
New Brunswick Municipal Finance Corporation		0.5		0.6
	$	255.0	$	249.2
OTHER INVESTMENTS				
Term Deposits, Fixed Income and Equity Investments	$	108.0	$	110.8
Atlantic Lottery Corporation		24.9		17.7
Cannabis NB Ltd.		(6.2)		(17.0)
	$	126.7	$	111.5
SCHEDULE 5				
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES				
Accounts Payable	$	515.9	$	545.3
Due to Federal Government		8.4		3.2
Accrued Interest				
Funded Debt		129.7		146.6
Other		42.9		49.2
		172.6		195.8
Employee Benefits				
Accrued Salaries Payable		511.5		444.0
Liability for Injured Workers		423.7		413.8
Retirement Allowances (Note 6)		381.4		380.6
Sick Leave (Note 7)		246.4		245.2
		1,563.0		1,483.6
Municipal Property Taxes Due to Municipalities		532.4		518.7
Medicare and Out of Province Payments		86.1		71.1
Liability for Contaminated Sites (Note 8)		47.5		43.5
Holdbacks on Contracts		15.5		20.7
Health Services Liability Protection Plan		11.3		10.7
Other		121.3		117.9
		814.1		782.6
	$	3,074.0	$	3,010.5
SCHEDULE 6				
ALLOWANCE FOR LOSSES				
Contingent Liabilities – Guaranteed Loan Provision (Note 15)	$	10.0	$	12.0
Property Tax Appeals		0.8		1.4
Post-Secondary Education, Training and Labour		0.3		0.3
	$	11.1	$	13.7

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

		(millions)		
		2021		2020
SCHEDULE 7				
DEFERRED REVENUE				
Real Property Taxes	$	434.0	$	429.1
Motor Vehicle and Operators' Licenses		70.0		64.1
Healthy Seniors Pilot Project		46.9		63.7
Workforce and Labour Market Development		38.3		--
Capital Contributions		6.7		24.3
Other		63.3		55.8
	$	659.2	$	637.0
SCHEDULE 8				
DEPOSITS HELD IN TRUST				
Retention Fund for Fee for Service Physicians	$	71.4	$	66.9
New Brunswick Provincial Nominee Program Deposits		59.5		57.1
Tenants' Security Deposits		36.8		33.3
Court of Queen's Bench		8.4		10.9
Land Reclamation Security		6.8		6.8
Scholarship Trusts		3.7		3.8
Other		39.2		38.5
	$	225.8	$	217.3
SCHEDULE 9				
OBLIGATIONS UNDER CAPITAL LEASES				
Highways	$	380.7	$	425.9
Hospitals, Ambulances and Medical Equipment		88.8		89.5
Other Buildings and Equipment		23.2		25.9
	$	492.7	$	541.3
SCHEDULE 10				
INVENTORIES OF SUPPLIES				
Health Supplies and Vaccines	$	47.5	$	29.4
Construction and Maintenance Materials		14.1		13.9
Machine Repair Parts		10.0		8.3
Other Supplies		30.6		19.5
	$	102.2	$	71.1
SCHEDULE 11				
PREPAID AND DEFERRED CHARGES				
Public Private Partnership Contracts	$	64.8	$	72.2
Other		75.9		63.5
	$	140.7	$	135.7

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

		(millions)	
	2021 Budget	2021 Actual	2020 Actual
SCHEDULE 12			
TAXES			
Personal Income Tax	$ 1,902.0	$ 1,838.0	$ 1,887.9
Corporate Income Tax	367.9	352.2	331.8
Metallic Minerals Tax	1.9	--	0.7
	2,271.8	2,190.2	2,220.4
Provincial Real Property Tax	529.9	550.2	534.3
Harmonized Sales Tax	1,538.3	1,461.3	1,500.7
Gasoline and Motive Fuels Tax	206.0	182.3	282.7
Tobacco Tax	124.0	142.7	121.8
Carbon Emitting Products Tax	129.0	117.4	--
Pari-mutuel Tax	0.5	0.6	0.4
	1,997.8	1,904.3	1,905.6
Insurance Premium Tax	61.4	70.3	65.0
Real Property Transfer Tax	28.0	40.9	32.8
Financial Corporation Capital Tax	25.0	21.9	24.6
Penalties and Interest	14.5	17.9	16.1
Cannabis Duty	7.0	8.0	5.6
	135.9	159.0	144.1
	$ 4,935.4	$ 4,803.7	$ 4,804.4
SCHEDULE 13			
LICENSES AND PERMITS			
Motor Vehicle	$ 145.4	$ 146.7	$ 146.6
Fish and Wildlife	5.6	5.1	5.6
Mines	1.2	1.6	1.4
Liquor Licenses	1.0	1.1	1.0
Other	13.2	12.5	13.0
	$ 166.4	$ 167.0	$ 167.6
SCHEDULE 14			
ROYALTIES			
Forest	$ 68.1	$ 69.0	$ 70.4
Mines	2.0	0.8	1.5
	$ 70.1	$ 69.8	$ 71.9

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

	2021 Budget	(millions) 2021 Actual	2020 Actual
SCHEDULE 15			
INCOME FROM GOVERNMENT BUSINESS ENTERPRISES			
New Brunswick Liquor Corporation	$ 172.0	**$ 199.4**	$ 173.9
New Brunswick Power Corporation	46.7	**(3.0)**	(16.0)
Add: regulatory deferral adjustment (Note 4)	--	**5.7**	5.7
New Brunswick Municipal Finance Corporation	--	**(0.1)**	(0.1)
International Financial Reporting Standard 16 transition adjustment (Note 4)	--	**--**	(5.3)
	$ 218.7	**$ 202.0**	$ 158.2
SCHEDULE 16			
OTHER PROVINCIAL REVENUE			
Sales of Goods and Services			
General	$ 303.8	**$ 277.4**	$ 280.1
Leases and Rentals	115.3	**113.9**	114.7
Institutional	45.8	**47.7**	43.0
Intergovernmental	28.5	**41.2**	42.1
Provincial Parks	8.6	**4.2**	7.1
Lotteries and Gaming	168.4	**122.7**	156.2
Investment Income	28.6	**18.7**	36.0
Fines and Penalties	9.3	**10.6**	10.2
Cannabis Management Corporation	3.0	**10.8**	(4.5)
Other Revenue	128.7	**96.3**	140.2
	$ 840.0	**$ 743.5**	$ 825.1
SCHEDULE 17			
FEDERAL GOVERNMENT TRANSFERS			
Fiscal Equalization Payments	$ 2,210.3	**$ 2,210.3**	$ 2,023.2
Canada Health Transfer	860.2	**860.2**	845.4
Canada Social Transfer	308.6	**308.7**	301.7
Safe Restart Agreement	--	**218.7**	--
Labour Market Development Agreement	111.5	**94.5**	108.2
Building Canada Fund	48.6	**63.1**	95.9
Essential Workers Support	--	**42.2**	--
Safe Return to Class Fund	--	**39.8**	--
Disaster Financial Assistance Program	29.3	**30.0**	35.6
Recoveries - CMHC	31.8	**31.5**	33.1
Other Transfers	236.0	**201.9**	193.7
	$ 3,836.3	**$ 4,100.9**	$ 3,636.8

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

		2021 Budget		2021 Actual		2020 Actual
				(millions)		
SCHEDULE 18						
EDUCATION AND TRAINING						
Education and Early Childhood Development	$	1,428.6	$	1,413.6	$	1,399.7
Post-Secondary Education Services		555.3		507.5		537.4
Pension Expense		108.7		110.6		103.4
Amortization Expense		65.1		60.8		59.5
Provision Expense		5.3		11.2		25.1
	$	2,163.0	$	2,103.7	$	2,125.1
SCHEDULE 19						
HEALTH						
Health Services	$	3,129.3	$	3,133.2	$	3,040.4
Pension Expense		87.4		79.1		76.2
Amortization Expense		80.8		70.5		73.3
	$	3,297.5	$	3,282.8	$	3,189.9
SCHEDULE 20						
SOCIAL DEVELOPMENT						
Social Development	$	1,349.1	$	1,330.7	$	1,346.0
Pension Expense		31.0		31.0		28.5
Amortization Expense		20.6		19.2		19.8
Provision Expense		4.0		7.2		3.0
	$	1,404.7	$	1,388.1	$	1,397.3
SCHEDULE 21						
PROTECTION SERVICES						
Justice and Public Safety	$	306.3	$	346.6	$	316.5
Pension Expense		6.7		3.8		4.5
Provision Expense		0.6		2.2		0.8
Amortization Expense		0.9		0.8		1.3
	$	314.5	$	353.4	$	323.1

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

	(millions) 2021 Budget	2021 Actual	2020 Actual
SCHEDULE 22			
ECONOMIC DEVELOPMENT			
Regional Development Corporation	$ 199.3	**$ 150.1**	$ 208.6
Tourism, Heritage and Culture	71.7	**68.4**	64.6
Opportunities New Brunswick	33.7	**27.4**	38.8
New Brunswick Research and Productivity Council	17.6	**17.2**	17.6
Economic Development	11.6	**8.0**	21.3
Amortization Expense	7.0	**6.4**	6.5
Pension Expense	1.5	**1.5**	1.4
Provision Expense	5.0	**1.0**	(0.2)
	$ 347.4	**$ 280.0**	$ 358.6
SCHEDULE 23			
RESOURCES			
Natural Resources and Energy Development	$ 106.5	**$ 109.5**	$ 103.0
Agriculture, Aquaculture and Fisheries	38.5	**36.8**	33.8
Resources	24.4	**28.0**	22.3
Environment	17.9	**18.2**	16.5
Amortization Expense	1.6	**1.5**	1.6
Provision Expense	3.3	**1.3**	1.1
Pension Expense	0.2	**0.2**	0.2
	$ 192.4	**$ 195.5**	$ 178.5
SCHEDULE 24			
TRANSPORTATION AND INFRASTRUCTURE			
Transportation and Infrastructure	$ 383.5	**$ 370.7**	$ 374.2
Amortization Expense	345.9	**346.2**	336.1
Provision Expense	0.3	**(1.0)**	(0.8)
	$ 729.7	**$ 715.9**	$ 709.5

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

SCHEDULE 25
CENTRAL GOVERNMENT

	2021 Budget	2021 Actual	2020 Actual
		(millions)	
Service New Brunswick	$ 187.5	**$ 196.0**	$ 187.6
Local Government	149.6	**178.7**	136.4
Pension Expense	136.8	**135.9**	130.9
Revenue Sharing Agreements with First Nations	55.8	**52.5**	61.6
Retirement Allowance	51.8	**37.9**	37.3
Legislative Assembly	32.0	**37.6**	26.9
Canada Pension Plan Employer Contributions	34.9	**29.4**	31.3
Finance and Treasury Board	29.2	**26.2**	33.9
General Government	120.9	**23.6**	16.3
Investment in Climate Change Initiatives	36.0	**16.3**	--
Enterprise Resource Planning	18.3	**14.6**	2.7
Executive Council	14.2	**14.0**	12.7
Financial and Consumer Services Commission	14.1	**10.9**	11.1
Injured Workers Liability Accrual	56.0	**9.3**	33.4
Amortization Expense	10.6	**9.4**	10.5
Natural Gas Distribution Program	9.0	**7.2**	--
Provision Expense	6.0	**5.5**	4.1
Office of the Premier	1.5	**1.3**	1.5
New Brunswick Lotteries and Gaming Corporation	5.3	**0.5**	4.8
	$ 969.5	**$ 806.8**	$ 743.0

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

SCHEDULE 26
PROVINCIAL REPORTING ENTITY

The Provincial Reporting Entity is comprised of certain organizations that are controlled by the Province. These organizations are the Consolidated Fund, the General Sinking Fund and the agencies, commissions and corporations listed below. Further information regarding the accounting methods used to consolidate these organizations can be found in Note 1.

Organizations using the Consolidation Method:

Anglophone East School District	New Brunswick Community College
Anglophone North School District	New Brunswick Credit Union Deposit Insurance Corporation (NBCUDIC)
Anglophone South School District	New Brunswick Energy and Utilities Board
Anglophone West School District	New Brunswick Energy Solutions Corporation
Arts Development Trust Fund	New Brunswick Health Council
Atlantic Education International Inc.	New Brunswick Highway Corporation
Cannabis Management Corporation (CMC)	New Brunswick Housing Corporation
Centre communautaire Sainte-Anne	New Brunswick Immigrant Investor Fund (2009) Ltd.
Collège communautaire du Nouveau-Brunswick	New Brunswick Legal Aid Services Commission
Economic and Social Inclusion Corporation	New Brunswick Lotteries and Gaming Corporation
EM/ANB Inc.	New Brunswick Police Commission
Environmental Trust Fund	New Brunswick Research and Productivity Council
Financial and Consumer Services Commission	New Brunswick Women's Council
Forest Protection Limited	Opportunities New Brunswick
Francophone nord-est school district	Premier's Council on Disabilities
Francophone nord-ouest school district	Provincial Holdings Ltd.
Francophone sud school district	Recycle New Brunswick
Horizon Health Network	Regional Development Corporation
Kings Landing Corporation	Service New Brunswick
Labour and Employment Board	Sport Development Trust Fund
New Brunswick Agricultural Insurance Commission	Vitalité Health Network

Nursing Homes using the Consolidation Method:

Campbellton Nursing Home Inc.	Foyer Notre-Dame-de-Lourdes Inc.
Campobello Lodge Inc.	Foyer Saint-Antoine
Carleton Manor Inc.	Foyer Ste-Élizabeth Inc.
Carleton-Kirk Lodge	Fredericton South Nursing Home Inc.
Central Carleton Nursing Home Inc.	Fundy Nursing Home
Central New Brunswick Nursing Home Inc.	Grand Manan Nursing Home Inc.
Complexe Rendez-vous Inc.	Jordan Lifecare Centre Inc.
Dalhousie Nursing Home Inc.	Kennebec Manor Inc.
Dr. V. A. Snow Centre Inc.	Kenneth E. Spencer Memorial Home Inc.
Drew Nursing Home	Kings Way Care Centre Inc.
Forest Dale Home Inc.	Kiwanis Nursing Home Inc.
Foyer Assomption	La Villa Sormany Inc.
Foyer Notre-Dame de Saint-Léonard Inc.	Le Foyer St Thomas de la Vallée de Memramcook Inc.

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31 March 2021

Les Résidences Inkerman Inc.
Les Résidences Jodin Inc.
Les Résidences Lucien Saindon Inc.
Les Résidences Mgr Chiasson Inc.
Lincourt Manor Inc.
Loch Lomond Villa Inc.
Manoir Édith B. Pinet Inc.
Manoir Saint-Jean Baptiste Inc.
Mill Cove Nursing Home Inc.
Miramichi Senior Citizens Home Inc.
Mount St. Joseph of Chatham, N.B.
Nashwaak Villa Inc.
Passamaquoddy Lodge Inc.
Résidence Mgr Melanson Inc.
Rexton Lions Nursing Home Inc.
River View Manor Inc.
Rocmaura Inc.
Tabusintac Nursing Home Inc.

The Church of St. John and St. Stephen Home Inc.
The Salvation Army - Lakeview Manor
Tobique Valley Manor Inc.
Turnbull Nursing Home Inc.
Victoria Glen Manor Inc.
Villa Beauséjour Inc.
Villa des Chutes / Falls Villa
Villa du Repos Inc.
Villa Maria Inc.
Villa Providence Shédiac Inc.
Villa St-Joseph Inc.
W. G. Bishop Nursing Home
Wauklehegan Manor Inc.
Westford Nursing Home
White Rapids Manor Inc.
Woolastook Long Term Care Facility Inc.
York Manor Inc.

Organizations using the Modified Equity Method:

New Brunswick Liquor Corporation (NB Liquor)
New Brunswick Municipal Finance Corporation
  (NBMFC)

New Brunswick Power Corporation (NB Power)

Organizations using the Transaction Method:

New Brunswick Arts Board
New Brunswick Combat Sport Commission
New Brunswick Insurance Board

New Brunswick Museum
New Brunswick Public Libraries Foundation
Strait Crossing Finance Inc.